July 11, 2007
Komag, Incorporated
1710 Automation Parkway
San Jose, California 95131-1873
(408) 576-2000

Dear Stockholder:

On behalf of the Board of Directors of Komag, Incorporated (the “Company”), I am pleased to inform you that on June 28, 2007, the Company agreed to be acquired by Western Digital Corporation, a Delaware corporation (“Parent”). State M Corporation, a Delaware corporation and wholly-owned subsidiary of Western Digital Technologies, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Offeror”), has today commenced a tender offer to purchase all outstanding shares of common stock of the Company at a price of $32.25 per share in cash.

After successful completion of the tender offer, Offeror will be merged with and into the Company and any common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $32.25 per share.

The Board of Directors of the Company has unanimously adopted resolutions (i) approving and declaring advisable the merger agreement with Offeror and Parent, the tender offer, and the other transactions contemplated by the merger agreement, (ii) declaring that it is in the best interests of the Company’s stockholders that the Company enter into the merger agreement and consummate the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement, (iii) declaring that the terms of the tender offer and the merger are fair to the Company’s stockholders, and (iv) recommending that the Company’s stockholders accept the tender offer, tender their shares pursuant to the tender offer, and if required by applicable law, adopt the merger agreement.

A copy of the Company’s solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors recommendation described above. Also enclosed are the Offeror’s offer to purchase, dated July 11, 2007, a letter of transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Very truly yours,

Timothy D. Harris
Director and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Komag, Incorporated
(Name of Subject Company)

Komag, Incorporated
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share (Title of Class of Securities)

500453204 (CUSIP Number of Class of Securities)

Timothy D. Harris
Director and Chief Executive Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Larry W. Sonsini, Esq. Page Mailliard, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Jason P. Sebring, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is Komag, Incorporated, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 1710 Automation Parkway, San Jose, California 95131 and the telephone number of the Company’s principal executive office is (408) 576-2000.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the Common Stock, $0.01 par value per share, of the Company (the “Common Stock” or “Shares”). As of July 2, 2007, there were 30,362,294 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.  The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.komag.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer.  This Statement relates to the tender offer by State M Corporation, a Delaware corporation (“Offeror”) and wholly-owned subsidiary of Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and wholly-owned subsidiary of Western Digital Corporation, a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented, the “Schedule TO”), filed by Offeror, WDTI and Parent with the Securities and Exchange Commission (the “SEC”) on July 11, 2007, and under which Offeror is offering to purchase all outstanding shares of Common Stock at a price of $32.25 per share of Common Stock, net to the holder thereof in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by Parent and Offeror and stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

According to the Offer to Purchase, the Offeror’s principal executive offices are located at 20511 Lake Forest Drive, Lake Forest, California 92630 and the telephone number of their principal executive offices is (949) 672-7000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, in the Information Statement (as defined below) or otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Offeror or Parent or their respective executive officers, directors or affiliates.

Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as

Annex I to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

(a) Arrangements with Executive Officers and Directors of the Company.

Certain contracts, agreements, arrangements or understandings between the Company and its directors and officers are described in the Information Statement, which is incorporated herein by reference. The descriptions of these agreements and arrangements in the Information Statement are qualified in their entirety by reference to the agreements filed as Exhibits (e)(1) through (e)(16) hereto, which are incorporated herein by reference.

Cash Consideration Payable Pursuant to the Offer.  If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer as they have agreed pursuant to the Tender and Voting Agreement (as defined below), they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of July 2, 2007, the Company’s directors and executive officers owned 69,332 Shares in the aggregate (excluding the exercise of options to purchase 333,594 Shares, 256,739 Shares subject to forfeiture and a right of repurchase (“Restricted Shares”) and 12,500 Shares issuable under the Company’s Deferred Compensation Plan). If the directors and executive officers were to tender all of their Shares (excluding the exercise of options to purchase 333,594 Shares, 256,739 Restricted Shares and 12,500 Shares issuable under the Company’s Deferred Compensation Plan) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, the directors and executive officers would receive an aggregate of $2,235,957.00 in cash, less any required withholding taxes.

Pursuant to the terms of the Merger Agreement, each option to acquire shares of Common Stock pursuant to the Company’s Amended and Restated 2002 Qualified Stock Plan (the “Company Stock Plan”) held by a director or executive officer of the Company that is outstanding immediately prior to the Effective Time with an exercise price lower than the merger consideration of $32.25 (the “In-The-Money Company Stock Options”) will be amended and converted into the right to receive, with the same vesting schedule and terms and conditions as was applicable to such In-The-Money Company Stock Option, the merger consideration of $32.25 minus the exercise price per share of such In-The-Money Company Stock Option. At the Effective Time, all options to acquire shares of Common Stock held by a director or executive officer of the Company which are not “In-The-Money Company Stock Options” as of the Effective Time shall be cancelled. At the Effective Time, each share of Common Stock held by the Company’s directors and executive officers that is subject to forfeiture and a right of repurchase will be converted into the right to receive, with the same vesting schedule and terms and conditions as was applicable to such Shares, the merger consideration of $32.25.

As of July 2, 2007, the Company’s directors and executive officers held In-The-Money Company Stock Options to purchase 233,594 Shares in the aggregate, 68,276 of which were vested and exercisable as of that date, with exercise prices ranging from $6.48 to $18.85 and an aggregate weighted average exercise price of $12.60 per Share. As of July 2, 2007, the Company’s directors and executive officers held an aggregate of 256,739 Restricted Shares. As of July 2, 2007, the Company’s directors and executive officers held 12,500 vested Shares issuable under the Company’s Deferred Compensation Plan. All such Shares are scheduled for release in November 2007; however, all such Shares may be withdrawn at any time with a 10% (1,250 Shares) forfeiture penalty.

The following table sets forth, as of July 2, 2007, for each director and executive officer of the Company, (i) the cash consideration that such individual would receive if such director or executive officer were to (A) tender all of the Shares that he or she owns (excluding the exercise of options to purchase Shares, Restricted Shares and 12,500 Shares issuable under the Company Deferred Compensation Plan referenced above), and (B) exercise all vested and exercisable In-The-Money Company Stock Options and tender such Shares, and (ii) the number of (A) unvested In-The-Money Company Stock Options that will be converted into the right to receive, with the same vesting schedule and terms and conditions as was applicable to such unvested In-The-Money Company Stock Options, the merger consideration of $32.25 and (B) Restricted Shares that will be converted into the right to receive, with the same vesting schedule and terms and conditions as was applicable to such Restricted Shares, the merger consideration of $32.25:

				Weighted
				Average
			Number of	Exercise
			Vested and	Price of	Value of	Number of
			Exercisable	Vested and	Vested and	Unvested
			In-The-Money	Exercisable	Exercisable	In-The-Money		Number of
	Number of	Value of	Company	In-The-Money	In-The-Money	Company		Restricted
	Shares	Shares	Stock	Company	Company Stock	Stock		Shares
Name	Owned	Owned(1)	Options	Stock Options	Options(2)	Options(3)		(5)

Timothy D. Harris	0	$0.00	—	N/A	N/A	42,055		117,576	(6)
Chief Executive Officer
Kathleen A. Bayless	8,356	$269,481.00	2,385	$18.85	$31,959.00	11,685		22,894	(7)
Executive Vice President, Chief Financial Officer and Secretary
Ray L. Martin	5,892	$190,017.00	7,084	$12.89	$137,146.24	14,489		18,838	(7)
Executive Vice President, Customer Sales and Service
Peter S. Norris	13,443	$433,536.75	1,824	$18.85	$24,441.60	11,685		27,060	(7)(8)
Executive Vice President, Strategic Business Development
Tsutomu T. Yamashita	0	$0.00	521	$18.85	$6,981.40	15,889		43,117	(7)
Executive Vice President, Chief Technical Officer
Richard A. Kashnow	13,136	$423,636.00	9,167	$10.30	$201,215.65		(4)		(9)
Director
Paul A. Brahe	0	$0.00	105	$18.85	$1,407.00		(4)		(9)
Director
Chris A. Eyre	4,901	$158,057.25	730	$18.85	$9,782.00		(4)		(9)
Director
Kenneth R. Swimm	6,901	$222,557.25	19,063	$10.87	$407,566.94		(4)		(9)
Director
David G. Takata	6,901	$222,557.25	4,063	$18.85	$54,444.20		(4)		(9)
Director
Harry G. Van Wickle	4,901	$158,057.25	4,063	$18.85	$54,444.20		(4)		(9)
Director
Dennis P. Wolf	0	$0.00	208	$10.30	$4,565.60		(4)		(9)
Director
Michael Lee Workman	4,901	$158,057.25	19,063	$10.87	$407,566.94		(4)		(9)
Director

(1)	Illustrates the value of the Shares held by each director or executive officer, excluding Restricted Shares and Shares beneficially owned to which such director or executive director has disclaimed beneficial ownership. See the section of the Information Statement entitled “Security Ownership of Certain Beneficial Owners and Management” for information regarding Shares beneficially owned by certain directors.

(2)	Illustrates the value of the Shares underlying the vested and exercisable In-The-Money Company Stock Options held by each director or executive officer. Calculated for each director or executive officer by multiplying the number of Shares subject to the vested and exercisable In-The-Money Company Stock Options by the difference between the merger consideration of $32.25 and the weighted average exercise price of such vested and exercisable In-The-Money Company Stock Options.

(3)	Includes unvested In-The-Money Company Stock Options to be converted into the right to receive, with the same vesting schedule and terms and conditions as was applicable to such unvested In-The-Money Company Stock Options, the merger consideration of $32.25. Consideration to be paid will be calculated for each executive officer by multiplying the number of Shares subject to the unvested In-The-Money Company Stock Options by the difference between the merger consideration of $32.25 and the weighted average exercise price of such unvested In-The-Money Company Stock Options.

(4)	Please see the table below for information regarding acceleration of unvested In-The-Money Company Stock Options held by the Company’s non-employee directors.

(5)	Includes outstanding unvested Shares to be converted into the right to receive, with the same vesting schedule and terms and conditions as was applicable to such unvested Shares, the merger consideration of $32.25. Consideration to be paid will be calculated for each executive officer by multiplying the number of such unvested Shares by the merger consideration of $32.25.

(6)	Pursuant to Mr. Harris’ employment agreement with the Company, in the event Mr. Harris’ employment terminates other than voluntarily or for cause prior to a change of control or more than six months after a change of control of the Company, any outstanding and unvested non-qualified stock options and Restricted Shares previously granted to Mr. Harris will immediately vest and/or become exercisable as to the number of Shares that would have vested had Mr. Harris remained employed through the end of twenty-four months following termination of his employment. Further, if Mr. Harris is terminated without cause within six months of a change of control, all stock options and awards of Restricted Shares previously granted to Mr. Harris will become immediately and fully vested and/or exercisable by Mr. Harris.

(7)	Pursuant to such executive’s employment agreement with the Company, in the event such executive’s employment terminates other than voluntarily or for cause prior to a change of control or more than six months after a change of control of the Company, any outstanding and unvested non-qualified stock options and Restricted Shares previously granted to executive will immediately vest and/or become exercisable as to the number of Shares that would have vested had the executive remained employed through the end of twelve months following termination of such executive’s employment. Further, if the executive is terminated without cause within six months of a change of control, all stock options and awards of Restricted Shares previously granted to such executive will become immediately and fully vested and/or exercisable by such executive.

(8)	Includes 12,500 vested Shares issuable pursuant to the Company’s Deferred Compensation Plan, all of which are scheduled for release in November 2007, however, all such Shares may be withdrawn at any time with a 10% (1,250 Shares) forfeiture penalty.

(9)	Please see the table below for information regarding acceleration of Restricted Shares held by the Company’s non-employee directors.

Acceleration of Non-Employee Director Options and Restricted Shares

The Company has entered into Amendments to Restricted Stock Purchase Agreements and Stock Option Agreements with each of its non-employee directors in May 2007. Pursuant to these agreements, upon a change in control of the Company, all outstanding options and all awards of Restricted Shares held by directors of the Company become fully vested. The description of these agreements is qualified in its entirety by reference to the form agreement filed as Exhibit (e)(9) hereto, which are incorporated herein by reference.

The following table sets forth, as of July 2, 2007, for each director of the Company, the cash consideration that such director would receive as a result of the acceleration of unvested options and Restricted Shares in connection with the Offer and Merger.

		Aggregate
		Number of	Weighted	Value of
		Shares Subject	Average	Unvested
		to Unvested	Exercise Price	In-The-Money		Aggregate
	Aggregate	In-The-Money	of Unvested	Company		Number of	Value of
	Number of	Company	In-The-Money	Stock Options		Restricted	Restricted
	Shares	Stock Options	Company Stock	to be		Shares to be	Shares to be
	Subject to	to be	Options to be	Accelerated	Aggregate	Accelerated	Accelerated
	In-The-Money	Accelerated	Accelerated	Upon a	Number of	Upon a	Upon a
	Company	Upon a Change	Upon a Change	Change of	Restricted	Change of	Change of
Directors	Stock Options	of Control	of Control	Control(1)	Shares	Control	Control(2)

Richard A. Kashnow	27,254	18,087	$21.98	$185,750.69	9,871	9,871	$318,339.75
Paul A. Brahe	7,169	7,064	$26.39	$41,413.97	4,269	4,269	$137,675.25
Chris A. Eyre	7,794	7,064	$26.39	$41,413.97	4,269	4,269	$137,675.25
Kenneth R. Swimm	26,127	7,064	$26.39	$41,413.97	4,269	4,269	$137,675.25
David G. Takata	11,127	7,064	$26.39	$41,413.97	4,269	4,269	$137,675.25
Harry G. Van Wickle	11,127	7,064	$26.39	$41,413.97	4,269	4,269	$137,675.25
Dennis P. Wolf	9,252	9,044	$21.98	$92,886.32	4,269	4,269	$137,675.25
Michael Lee Workman	26,127	7,064	$26.39	$41,413.97	4,269	4,269	$137,675.25

(1)	Illustrates the value of all Shares underlying the unvested In-The-Money Company Stock Options held by each director assuming acceleration in the Offer and Merger. Calculated for each director by multiplying the number of Shares subject to the unvested In-The-Money Company Stock Options by the difference between the Offer Price ($32.25) and the weighted average exercise price of such unvested In-The-Money Company Stock Options.

(2)	Illustrates the value of Restricted Shares held by each director, assuming acceleration in the Merger. Calculated for each director by multiplying the number of Restricted Shares by the Offer Price ($32.25).

Indemnification and Insurance.  Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Bylaws provide for the indemnification of officers and directors serving in those capacities or serving in any capacity at the Company’s request, to the fullest extent permitted by the DGCL. The Company has entered into indemnification agreements with its directors and officers, which provide for indemnification of such persons to the fullest extent permissible under Delaware law.

Parent has agreed, and Parent has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”), to honor and fulfill in all respects all obligations of the Company and its subsidiaries in respect of rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of the Company and its subsidiaries as of the date of the Merger Agreement as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and that any indemnification or other agreements of the Company in effect on the date of the Merger Agreement will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and will survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that such obligations will be subject to any limitation imposed from time to time under applicable law. In furtherance and not in limitation of the foregoing, for a period ending on the sixth anniversary of the Effective Time, Parent will (and will cause the Surviving Corporation and its subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as those contained in the certificate of incorporation and bylaws (or other comparable organizational documents) of the Company and its subsidiaries as in effect on the date of the Merger Agreement, and during such six-year period, such provisions will not be repealed, amended or otherwise modified in any manner except as required by applicable law.

For a period of six years after the Effective Time, Parent has also agreed to maintain in effect the Company’s current directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts and omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, that in no event will Parent be required to pay, with respect to the entire six year period following the Effective Time, premiums for insurance that in the aggregate exceed 225% of the current and annual premium paid by the Company, it being understood that Parent will nevertheless be obligated to provide such coverage, with respect to the entire six year period following the Effective Time, as may be obtained for such 225% amount; provided further, that Parent may substitute with policies of any reputable insurance company or satisfy its obligations by causing the Surviving Corporation to obtain, at the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policy, in each case, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under Parent’s obligation to maintain directors’ and officers’ liability under the Merger Agreement. Prior to the Effective Time, notwithstanding anything to the contrary set forth in the Merger Agreement, the Company may purchase a six-year prepaid “tail” policy to its existing directors’ and officers’ liability insurance policy (which “tail” policy will contain the same terms and conditions as such existing policy), and in such event, Parent and the Surviving Corporation will maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation described under the first sentence of this paragraph for such six-year period; provided, that in no event will the Company pay a premium for such “tail” policy that in the aggregate exceeds 225% of the current annual premium paid by the Company (it being understood that the Company may nevertheless acquire a “tail” policy providing such coverage as may be obtained for such 225% amount).

Employment Agreements with Current Executive Officers

The Company has entered into employment agreements between 2005 and 2006 with each of Timothy D. Harris, Kathleen A. Bayless, Ray L. Martin, Peter S. Norris and Tsutomu T. Yamashita. The Company has also entered into new employment agreements with each of the referenced executive officers to be effective as of August 1, 2007. These agreements are described in the Information Statement, which is incorporated herein by reference. The descriptions of these agreements and arrangements in the Information Statement are qualified in their entirety by reference to the agreements filed as Exhibits (e)(5) through (e)(8) and Exhibits (e)(10) and (e)(11) hereto, which are incorporated herein by reference.

(b) Arrangements with Offeror or Parent.

Merger Agreement.  The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

Tender and Voting Agreement.  The summary of the Tender and Voting Agreement, dated as of June 28, 2007, between Parent and certain stockholders of the Company (the “Tender and Voting Agreement”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreement and to the agreement filed as Exhibit (e)(12) hereto, which is incorporated herein by reference.

Confidentiality Agreement.  The summary of the Confidentiality Agreement, dated as of June 13, 2007, between the Company and Parent (the “Confidentiality Agreement”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement and to the agreement filed as Exhibit (e)(13) hereto, which is incorporated herein by reference.

Volume Purchase Agreement.  The Company, Komag USA (Malaysia) Sdn, a wholly-owned subsidiary of the Company, and Western Digital Technologies, Inc., a wholly-owned subsidiary of Parent, are parties to the Volume Purchase Agreement dated June 6, 2005, as amended in July 22, 2005, November 29, 2005 and January 31, 2006 (the “Volume Purchase Agreement”). The Volume Purchase Agreement provides for the supply of media from the Company (including Komag USA (Malaysia) Sdn for purposes of this summary) to Parent (including WDTI for purposes of this summary) on certain terms and conditions. Among other terms and conditions, the Volume Purchase Agreement provides for specified supply obligations by the Company as well as specified purchase obligations by Parent and requires that the Company install additional capacity to supply an increased amount of media to Parent. The Company’s supply obligations under the Volume Purchase Agreement are for an initial period commencing eighteen months after the Company has commenced full capacity production from its new capacity, subject to certain extension and renewal periods. Sales to Parent during 2004, 2005 and 2006 accounted for 14%, 24% and 37%, respectively, of the Company’s revenue for that applicable year. In the first quarter of 2007, 37% of the Company’s media and substrate sales were to Parent. This summary of the Volume Purchase Agreement is qualified in its entirety by reference to the agreement and the amendment filed as Exhibits (e)(14) and (e)(15) hereto, which is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

At a meeting held on June 28, 2007, the Company’s Board of Directors unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declaring that it is in the best interests of the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Offer and the Merger are fair to the Company’s stockholders, and (iv) recommending that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer, and if required by applicable law, adopt the Merger Agreement.

Accordingly, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

An email to the Company’s employees and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(4) and (a)(5) hereto and are incorporated herein by reference.

(b) Background.

Background of the Transaction

The Company’s Board of Directors continually reviews and assesses trends and conditions impacting the Company and the disk drive industry, changes in the marketplace, the competitive environment, customer concentration and the future prospects of the Company. The disk drive industry is very capital intensive, cyclical and characterized by rapid and continual technological evolution. Many of the Company’s competitors, who are also customers of the Company, are significantly larger than the Company and have greater market capitalizations and resources to develop new technologies and stay abreast of technological innovations in the marketplace. Historically, it has been very difficult for participants in this industry, including the Company, to achieve and maintain profitability and revenue growth. For example, from 1998 through 2001, the Company experienced substantial operating losses and on August 24, 2001, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of California. The Company emerged from bankruptcy on June 30, 2002. Beginning in 2003, the Company has recorded a net profit during each fiscal quarter through the first fiscal quarter of 2007.

As part of its ongoing review of the Company and its position in the disk drive industry, the Company’s Board of Directors also regularly reviews the strategic alternatives available to the Company, including, among things, possible strategic combinations and securities offerings, as well as other funding opportunities and alliances.

As part of this ongoing review process, on November 17, 2006, the Company’s Board of Directors met at a previously scheduled off-site strategy session to review the Company’s operations and various strategic alternatives. Members of the Company’s management team and a representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), outside counsel to the Company, were present at this meeting. The Board of Directors discussed the status of the disk drive industry, including, among other things, customer concentration, market conditions and industry consolidation. The Board of Directors also discussed strategic alternatives available to the Company, including a possible convertible notes offering, as well as strategic opportunities with others in the industry. During the course of the meeting, Timothy Harris, chief executive officer of the Company, mentioned that John Coyne, then president and chief operating officer of Parent (and Parent’s current chief executive officer), one of the Company’s largest customers, had invited him to dinner the following week.

On November 20, 2006, Mr. Coyne had dinner with Mr. Harris and indicated that Parent was interested in a possible business combination transaction between Parent and the Company. Mr. Coyne told Mr. Harris that Parent intended to retain Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor in connection with the possible business combination transaction with the Company.

On November 21, 2006, the Company’s Board of Directors met to discuss potential strategic matters. Also present were members of the Company’s management team and a representative of WSGR. Mr. Harris reported on his meeting with Mr. Coyne. Mr. Harris then reported on a call he had received from a private equity sponsor regarding the sponsor’s possible interest in the Company. After discussion, the Board of Directors determined to establish a committee of the Board of Directors to assist with the exploration of potential strategic alternatives, to be comprised of Richard Kashnow, Paul Brahe, David Takata and Dennis Wolf (the “Finance Committee”). The Board also determined to engage a financial advisor to assist the Company, including the Finance Committee, in reviewing strategic alternatives.

Mr. Harris called Mr. Coyne after the meeting and informed him that Dr. Kashnow, chairman of the Company’s Board of Directors, would be the primary contact for Mr. Coyne for any further discussions. Dr. Kashnow subsequently called Mr. Coyne, and Mr. Coyne proposed that a small team of Parent’s executives should meet with the Company to discuss information that would assist Parent in evaluating a potential transaction between Parent and the Company. Dr. Kashnow indicated the Company’s Board of Directors would consider Mr. Coyne’s proposal.

In late November and early December 2006, the Company had discussions with Credit Suisse Securities (USA) LLC (“Credit Suisse”) regarding retaining Credit Suisse as the Company’s financial advisor in connection with a review of potential strategic alternatives. On December 4, 2006, the Finance Committee approved the engagement of Credit Suisse as the Company’s financial advisor and on December 14, 2006, the Company entered into an engagement letter with Credit Suisse.

The Finance Committee met several times during late November and December 2006 to discuss the status of discussions with Parent and other potential strategic alternatives, including a possible convertible notes offering. Representatives of Credit Suisse discussed with the Finance Committee the Company’s current position in the market, industry and economic conditions and strategic alternatives, including the Company’s prospects as a stand-alone entity, as well as potential merger and acquisition candidates. The representatives of Credit Suisse also discussed with the Finance Committee potential private equity sponsors, although it was noted that because private equity sponsors were not likely to achieve the same synergies as potential strategic partners, and for this reason were unlikely to be able to value the Company as highly as certain potential strategic buyers.

Several days after Dr. Kashnow’s and Mr. Coyne’s initial meeting, Dr. Kashnow called Mr. Coyne and informed him that a meeting was not the approach preferred by the Company, but instead the Company would prefer that the parties first negotiate a non-binding term sheet with certain basic terms of a potential transaction, including a proposed price and structure. On several subsequent calls throughout late November and early December, Mr. Coyne and Dr. Kashnow discussed whether it would be preferable to have a management meeting or a preliminary term sheet. After those calls, Mr. Coyne said he would respond to Dr. Kashnow following the December holidays. During this same period, Mr. Harris met with a representative of a private equity sponsor, but did not continue any further conversations with the sponsor during this time.

In early January 2007, Mr. Coyne informed the Company that Arif Shakeel, special advisor to the chief executive officer of Parent and former chief executive officer of Parent, would be the primary contact in discussions between Parent and the Company. Effective January 1, 2007, Mr. Coyne had become chief executive officer of Parent and Mr. Shakeel had become special advisor to the chief executive officer (and remained on Parent’s Board of Directors).

Later in January, Mr. Shakeel informed Dr. Kashnow that a discussion of possible transaction terms was premature as Parent wanted to better understand the Company’s technologies and manufacturing capabilities before proposing any transaction terms. A representative of WSGR called Raymond M. Bukaty, senior vice president, administration, general counsel and secretary of Parent, and requested that a potential price range for the transaction and an agenda for the proposed management meeting be provided by Parent. The representative of WSGR left open the possibility of a management meeting following some indication of a proposed price range by Parent.

Throughout January 2007, the Company’s Board of Directors and Finance Committee held several meetings to discuss the potential transaction with Parent, as well as other potential strategic alternatives and the status of the Company’s business generally. Members of the Company’s management and representatives of Credit Suisse and WSGR were present at these meetings. Among these meetings, on January 22 and 23, 2007, the Company’s Board of Directors held regularly scheduled meetings to review the Company’s business and operations, strategic position and strategic alternatives. During these meetings, representatives of Credit Suisse discussed with the Board of Directors the Company’s current position in the market, preliminary financial analyses of the Company, and the Company’s competitive environment. The Board of Directors discussed current industry and economic conditions, the option of the Company remaining a stand-alone entity and other possible strategic alternatives, including a possible convertible notes offering.

On February 2, 2007, Mr. Shakeel sent Dr. Kashnow a letter with proposed discussion topics and key business considerations related to the evaluation by Parent of a possible transaction, together with a proposed form of confidentiality agreement to be entered into by Parent and the Company. The letter also requested a meeting between management of Parent and the Company. Dr. Kashnow contacted Parent and indicated that the Company needed to see a potential price range Parent would be willing to pay in a possible acquisition of the Company before engaging in any meetings.

On February 26, 2007, Mr. Coyne informed Dr. Kashnow that Parent had determined to conclude discussions regarding a possible business combination with the Company at this time. There were no further discussions between the parties until June 2007.

In February and March 2007, the Company’s Board of Directors and Finance Committee held several meetings to discuss strategic matters involving the Company, including a possible convertible notes offering. On March 28, 2007, the Company completed an offering of $250 million aggregate principal amount of convertible subordinated notes due 2014.

On April 24, 2007, the Company’s Board of Directors held a regularly scheduled meeting. Also present were members of the Company’s management team and representatives of Credit Suisse and WSGR. Representatives of Credit Suisse discussed with the Board of Directors the Company’s recent stock price and trading performance and discussed the Company’s operating and financial performance and related statistical information. The representatives of Credit Suisse also provided an overview of potential strategic alternatives for the Company. The Board of Directors discussed, among other things, economic and industry conditions generally, including industry consolidation, customer concentration, the Company’s prospects as a stand-alone entity and other potential strategic alternatives available to the Company.

On May 23, 2007, the Company’s Board of Directors held a regularly scheduled meeting. Also present were members of the Company’s management team and representatives of WSGR. The Board of Directors discussed the Company’s business, operations and financial performance, as well as industry and economic conditions generally, noting that market conditions impacting the Company had changed substantially over a short period of time. The Board of Directors also discussed, among other things, the impact of these changes, industry consolidation and increasing customer concentration on the Company’s prospects as a stand-alone entity and other potential strategic alternatives available to the Company. After discussion, the Board of Directors determined that the Company would provide a public update on the Company’s business outlook for the second quarter of 2007. On May 24, 2007, the Company issued a press release indicating that it expected significantly reduced operating results.

On June 5, 2007, a representative of an initial potential strategic business combination candidate (referred to as “Party A”) contacted Mr. Harris to express an interest in pursuing a transaction with the Company. This individual indicated that he had received authorization to submit a proposal and had engaged independent financial and legal advisors for purposes of a evaluating a transaction with the Company.

On June 6, 2007, the Finance Committee held a meeting to discuss strategic alternatives of the Company. Also present were members of the Company’s management team and representatives of Credit Suisse and WSGR. Dr. Kashnow provided an update on potential strategic alternatives for the Company, including discussing potential candidates for a business combination transaction with the Company. Mr. Harris reported that a representative of Party A had contacted him to express an interest in pursuing a transaction with the Company. Representatives of Credit Suisse reported that an additional potential strategic business combination candidate (referred to as “Party B”) had requested meetings with the Company in early July to discuss a possible business combination. The Finance Committee discussed relevant considerations in the context of a business combination transaction, including the advisability of approaching other potential candidates for a business combination with the Company, including Parent as well as private equity sponsors. The Finance Committee also discussed the advantages and disadvantages of a business combination with the respective potential candidates, and the advantages and disadvantages of other potential strategic alternatives. At the conclusion of the meeting, it was determined that Dr. Kashnow would contact Parent regarding its interest in a transaction, Mr. Harris would contact Party A, and representatives of Credit Suisse would contact a limited set of potential private equity sponsors and seek to accelerate the July meetings with the Party B.

Later on June 6, 2007, Dr. Kashnow called Mr. Coyne and told him that the Company had been contacted by another company interested in pursuing a business combination with the Company. Dr. Kashnow asked whether Parent was interested in pursuing a potential transaction with the Company and indicated that if Parent were interested, it would have to move quickly toward reaching agreement with the Company on the terms and conditions of a transaction.

On June 7, 2007, the Finance Committee met to discuss the ongoing discussions regarding a proposed business combination transaction. Dr. Kashnow summarized his discussions with Parent. Mr. Harris then summarized his discussions with Party A and informed the Finance Committee that Party A expected to submit a non-binding proposal later in the day. The Finance Committee discussed the advantages and disadvantages of business combination with each of the active candidates. A representative of Credit Suisse then provided an update on discussions relating to other potential strategic alternatives, and stated that Party B expected to be able to accelerate its process of evaluating an acquisition of the Company. The Finance Committee discussed the likelihood of a transaction with a private equity sponsor, and although it seemed unlikely that such a transaction would materialize on terms favorable to the Company, if at all, the Finance Committee instructed management and Credit Suisse to continue discussions with a limited set of potential private equity sponsors. Ultimately these discussions did not result in any proposals. The Finance Committee also instructed management and Credit Suisse to continue discussions with all potential candidates that had expressed interest in pursuing a business combination with the Company.

The Finance Committee met again in the evening of June 7, 2007 to discuss the status of ongoing discussions regarding a proposed business combination transaction. Dr. Kashnow reported that the Company had received a non-binding indication of interest for a business combination transaction from the Party A. A representative of WSGR presented an overview of some of the legal issues to be considered in evaluating a potential business combination transaction with the respective potential candidates and also discussed the fiduciary duties of the Board of Directors in the context of a proposed business transaction. A representative of Credit Suisse then summarized the principal terms of the non-binding indication of interest, noting that the candidate proposed an expedited timeframe for negotiating and signing a definitive agreement. The Finance Committee discussed the terms of the proposal and other matters relating to a possible transaction with that party, including regulatory matters, timing issues in the context of a proposed deadline, matters relating to transaction certainty, and advantages and disadvantages generally based on terms of the letter. The Finance Committee directed management to continue negotiations with Party A to obtain terms more favorable to the Company and also to continue discussions with Parent and other potential strategic business combination candidates.

On June 8, 2007, Mr. Coyne called Dr. Kashnow to indicate that Parent was interested in exploring a potential transaction with the Company, that Parent was willing to move quickly and that Parent’s diligence review of the Company should begin as soon as possible.

Also on June 8, 2007, representatives of Goldman Sachs spoke with representatives of Credit Suisse to discuss the process to come to agreement on a potential transaction within a short time-frame. A representative of Credit Suisse informed Goldman Sachs that the Company was speaking with multiple potentially interested parties, and indicated that Parent should submit a bid as early as possible the following week.

On June 8, 2007, the Company’s Board of Directors held a special meeting to discuss the status of ongoing discussions regarding a proposed business combination transaction. Also present at the meeting were members of the Company’s management and representatives of Credit Suisse and WSGR. Dr. Kashnow and representatives of WSGR provided an update on the status of ongoing discussions regarding a proposed business combination, including that the Company had received a non-binding indication of interest from Party A, and the terms of such indication of interest. At the request of Dr. Kashnow, a representative of WSGR outlined some of the factors to be considered by the Board of Directors and fiduciary duty considerations in the context of a business combination transaction, including the importance of considering alternative business strategies such as whether to remain a stand-alone entity and evaluating alternative candidates for a business combination transaction. After a discussion of the terms of the indication of interest and related matters, the Board of Directors directed management and its advisors to continue negotiating the terms of the indication of interest and to continue discussions with Parent and other potential strategic business combination candidates.

On June 10, 2007, representatives of Goldman Sachs sent Credit Suisse a list of issues with respect to which Parent needed additional information before proposing a price.

On June 11, 2007, Mr. Coyne subsequently called Dr. Kashnow to convey Parent’s desire to move forward with discussions.

On June 13, 2007, the Company and Parent entered into a -confidentiality agreement.

On June 13, 2007, Timothy Leyden, executive vice president, finance of Parent, Rubik Babakanian, senior vice president, worldwide materials and procurement of Parent, Hossein Moghadam, senior vice president and chief technology officer of Parent, Wolfgang Nickl, vice president, finance of Parent, Mr. Bukaty, a representative of O’Melveny & Myers LLP (“O’Melveny & Myers”), outside counsel to Parent, and representatives of Goldman Sachs met with Mr. Harris, Kathleen Bayless, executive vice president, chief financial officer and secretary of the Company, Peter Norris, executive vice president, strategic business development of the Company, a representative of WSGR and a representative of Credit Suisse for a preliminary diligence meeting.

Following the preliminary diligence meeting with Parent on June 13, 2007, the Company’s Board of Directors held a special meeting to discuss the status of the Company’s business and strategic matters. Also present were members of the Company’s management and representatives of Credit Suisse and WSGR. Dr. Kashnow and Mr. Norris summarized ongoing discussions with the potential candidates for a business combination transaction and issues relevant to a transaction with each, including transaction certainty. A representative of WSGR then reviewed with the Board of Directors its legal and fiduciary duties under the current circumstances. The meeting participants then discussed the status of the Company’s business, its prospects if the Company were to pursue a stand-alone strategy and remain an independent entity and current industry and economic conditions. A representative of Credit Suisse then reviewed the current market dynamics generally, trading activity and other relevant quantitative data. Mr. Harris noted that Parent was expected to submit a proposal by the end of the week. After discussion, the Board of Directors instructed management and the Company’s advisors to continue negotiations with both Parent and Party A.

On June 14, 2007, at the direction of the Company’s Board of Directors, representatives of WSGR sent to Party A a written proposal regarding transaction certainty terms.

On June 15, 2007, Party A sent back a revised proposal regarding transaction certainty terms.

On June 16, 2007, Mr. Coyne called Dr. Kashnow to inform him that Parent would be sending a preliminary non-binding indication of interest to the Company proposing a potential price range, together with a proposed exclusivity agreement providing for an exclusive negotiating period with Parent. Dr. Kashnow informed Mr. Coyne that the Finance Committee would be meeting the morning of June 17, 2007 to consider Parent’s indication of interest. Following that call, Mr. Coyne sent the indication of interest and the proposed exclusivity agreement to Dr. Kashnow.

Also on June 16, 2007, Party B indicated that it was not interested in pursuing further discussions with the Company.

On June 17, 2007, the Finance Committee held a meeting to discuss the status of the ongoing discussions with potential candidates for a business combination transaction. Also present were members of the Company’s management and representatives of Credit Suisse and WSGR. Dr. Kashnow summarized his discussions with Parent and the non-binding offer Parent had submitted. The Finance Committee also discussed the status of negotiations with Party A, including the transaction certainty terms. After discussion, the Finance Committee directed management and the Company’s advisors to continue parallel negotiations with each of Parent and Party A.

On June 17, 2007, Dr. Kashnow called Mr. Coyne to inform him that Parent would be permitted to conduct diligence on the Company and to inform him about the proposed diligence process. Mr. Coyne and Dr. Kashnow agreed to have a daily telephone conversation to discuss process and open issues. Dr. Kashnow also indicated that legal counsel for Parent should call WSGR to discuss the process for reaching agreement on potential transaction terms. Also on June 17, 2007, Mr. Bukaty called a representative of WSGR, who requested Parent send along a draft merger agreement so that the Company could consider Parent’s proposed terms, and told Mr. Bukaty the Company would not agree to negotiate exclusively with Parent at that time.

On June 18, 2007, the Finance Committee met to discuss the status of discussions with potential candidates for a business combination transaction. Representatives of Credit Suisse and WSGR reported on discussions that had taken place with each of the potential candidates. The Finance Committee discussed a variety of topics related to the proposed transactions, including certainty of completion with each party, the price and other terms proposed by each party, the due diligence process and the next steps in moving forward with each party. After discussion, the Finance Committee directed management and the Company’s advisors to continue parallel negotiations with each of the potential candidates.

On June 19, 2007, the Finance Committee held a meeting to further discuss the ongoing discussions regarding a proposed business combination transaction. A representative of WSGR discussed the terms of the proposal from Party A and summarized the transaction certainty considerations regarding the proposed business combination transactions with respect to both potential candidates. The Company’s Board of Directors also discussed legal issues and potential fiduciary considerations with the representatives of WSGR. A representative of Credit Suisse indicated that further discussions on price would occur with Party A later that week. The Finance Committee then discussed the status of discussions with Parent.

On June 19, 2007, O’Melveny & Myers sent a draft merger agreement to WSGR. Between June 22 and June 24, 2007, representatives of O’Melveny & Myers and WSGR started negotiating the terms of the proposed merger agreement. Also on June 19, 2007, Parent sent a detailed diligence request list to the Company.

On the morning of June 20, 2007, Party A conducted due diligence on the Company, including a due diligence meeting between representatives of Party A and the Company.

Beginning on the afternoon of June 20 and continuing through June 24, 2007, Parent and its advisors continued their due diligence review of the Company, holding diligence meetings between representatives of Parent and the Company in California and Malaysia.

On June 20th and 21st, 2007, the Finance Committee met to further discuss the ongoing discussions regarding a proposed business transaction. Also present at the meetings were members of the Company’s management and representatives of Credit Suisse and WSGR. Representatives of management, Credit Suisse and WSGR reported on the various ongoing discussions. The Finance Committee discussed the draft agreement received from Parent, including the material terms and the Company’s proposed response.

On June 21, 2007, the Company received a revised indication of interest from Party A pursuant to which Party A increased its proposed offer price. The letter indicated that the proposal would remain open for only a limited window, and representatives of Party A orally indicated that this was their best and final offer.

On June 22, 2007, the Finance Committee and the Company’s Board of Directors each met to further discuss the ongoing discussions regarding a proposed business transaction. Also present at the meetings were members of the Company’s management team and representatives of Credit Suisse and WSGR. Representatives of Credit Suisse and WSGR provided an update on the discussions with both potential candidates. A representative of WSGR again reviewed with the Board of Directors its fiduciary duties, including in the context of an all-cash offer, and reviewed with the Board of Directors legal issues with respect to the offers, including the specific deal terms of the proposals from the potential candidates, including the risks and benefits of each and relative levels of transaction certainty. After discussion, the representative of WSGR discussed with the Board of Directors the terms of the proposed exclusivity required by Parent to proceed with further negotiations. The Board of Directors also discussed the limited window for which the offer from Party A would remain open. A representative of Credit Suisse then discussed the proposed financial terms of each proposal. After discussion, the Board of Directors granted authority to the Finance Committee to enter into an exclusivity agreement with Parent, assuming satisfactory progress in the negotiation of price and other transaction terms. At this time, the Board determined to reject the proposal of Party A, which was subsequently communicated to Party A. Thereafter, on June 23, 2007, Party A withdrew its offer for a business combination with the Company.

Also on June 22, 2007, a representative of Credit Suisse informed Goldman Sachs that the Company wanted Parent to increase the price moderately above the high end of Parent’s proposed range of prices, and Goldman Sachs Credit Partners L.P. (the “Agent”) sent a first draft of a proposed debt commitment letter to Parent. On June 22 and 23, 2007, Mr. Coyne and Dr. Kashnow had further discussions regarding the pricing terms.

On June 24, 2007, the Finance Committee held a meeting regarding the ongoing business combination transaction discussions. Also present at the meeting were members of the Company’s management team and representatives of Credit Suisse and WSGR. Representatives of WSGR reviewed various open issues pertaining to discussions with Parent, including regulatory matters, the terms and conditions of Parent’s financing, transaction breakup fees and termination rights. Dr. Kashnow and a representative of Credit Suisse then reviewed pricing terms. The Finance Committee directed management and its advisors to continue negotiating a definitive agreement with Parent.

Also on June 24, 2007, Mr. Coyne called Dr. Kashnow to further discuss price and the possibility of entering into an exclusive negotiating agreement. Mr. Coyne and Dr. Kashnow agreed that, subject to resolution of other terms and conditions, they would submit a proposed price of $32.25 per share for consideration by their respective Boards of Directors. Dr. Kashnow also indicated that he would seek approval from the Company’s Board of Directors to enter into an exclusive negotiating agreement with Parent.

Between June 24 and June 28, 2007, the parties and their legal advisors held multiple telephone conferences to continue to negotiate the terms of the merger agreement and related agreements. Also between June 24 and June 28, 2007, Parent and its advisors continued their due diligence review of the Company.

On June 25, 2007, the Company’s Board of Directors convened a special meeting to discuss the status of ongoing discussions regarding a proposed business combination. Also present at the meeting were members of the Company’s management team and representatives of Credit Suisse and WSGR. The Board of Directors discussed the status of the negotiations with Parent and the status of pricing terms. At this meeting, the Company’s Board of Directors authorized the Company to enter into an exclusivity agreement with Parent. Later that day, the Company entered into an exclusivity agreement with Parent with an expiration date of July 2, 2007.

On June 27, 2007, after negotiations between Parent and the Agent of certain terms and conditions of the proposed debt commitment letter, O’Melveny & Myers sent proposed drafts of the commitment letter to WSGR. Parent and the Agent finalized the terms of the debt commitment letter on that date.

On June 28, 2007, the Company’s Board of Directors convened a special meeting to consider the proposed transaction with Parent. Also present at the meeting were members of the Company’s management team and representatives of Credit Suisse and WSGR. A representative of WSGR began the meeting by summarizing the terms and conditions of the merger agreement and providing an overview of the fiduciary duties applicable to the

Company’s Board of Directors in the context of the proposed transaction with Parent. A representative of Credit Suisse reviewed Credit Suisse’s financial analyses of the cash consideration offered by Parent and then rendered Credit Suisse’s oral opinion, subsequently confirmed in writing, that the consideration to be received by the Company’s stockholders would receive in the Offer and the Merger was, as of such date, fair, from a financial point of view, to the Company’s stockholders. After these presentations, the Company’s Board of Directors engaged in discussion regarding the transaction and the reasons for proceeding with the transaction at this time. The Company’s Board of Directors considered the Company’s prospects if it were to pursue a stand-alone strategy and remain independent, current industry and economic conditions, recent consolidation within the disk drive industry, concentration of the Company’s customers, the risks associated with achieving the Company’s business plans, the thorough evaluation of strategic alternatives undertaken by the Company and the fact that the Offer represented a premium of approximately 26% over the $25.52 30-day average closing price of the Company’s Common Stock. After considering these factors, as well as the other factors set forth below under “Reasons for the Recommendation,” the Board of Directors voted unanimously to approve the merger agreement and the transactions contemplated thereby.

Following the meetings of Parent and the Company’s Boards of Directors on June 28, 2007, Parent and the Agent executed the debt commitment letter, and the parties executed the merger agreement and issued a press release announcing execution of the merger agreement.

Concurrently with the announcement of the execution of the merger agreement, on June 28, 2007, the Company issued a press release indicating that it expected revenue for the second quarter of 2007 to be down at least 30% as compared to the first quarter of 2007 and the Company expected to incur a substantial operating loss.

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Company’s Board of Directors consulted with the Company’s senior management and legal and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

1. Financial Condition and Prospects of the Company.  The Company’s Board of Directors’ knowledge and familiarity with the disk drive industry, the Company’s business, financial condition, results of operations, the Company’s financial plan and prospects of the Company if it were to remain a stand-alone entity. The Board of Directors discussed and deliberated at length concerning industry dynamics such as customer concentration, industry consolidation and changing market conditions, and the impact of these and other matters on the Company. The Board of Directors also discussed and deliberated at length concerning the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plans, as well as the competitive environment in which the Company operates.

2. Exploration of Other Strategic Alternatives.  The thorough evaluation by Company management, the Finance Committee and the Board of Directors of other strategic alternatives available to the Company, including the results of the solicitations by the Company and Credit Suisse of the other parties most likely to be interested in an acquisition of the Company, which solicitations did not result in any higher acquisition proposals.

3. Historical Trading Prices.  The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 26% over the $25.52 thirty-day average closing price of the Shares on the Nasdaq Global Select Market.

4. Certainty of Value.  The fact that the cash consideration in the Offer and the Merger, although taxable, provides certainty of value.

5. Opinion of the Company’s Financial Advisor.  The opinion of Credit Suisse to the Company’s Board of Directors, dated June 28, 2007, as to the fairness, from a financial point of view, as of such date and based upon and subject to, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Credit Suisse in rendering its opinion, of the $32.25 per Share cash consideration to be received by holders of Shares in the Offer and the Merger. The full text of Credit Suisse’s written opinion, dated June 28, 2007, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by

Credit Suisse in rendering its opinion, is attached hereto as Annex II and is incorporated herein by reference. Holders of Shares are urged to read the opinion carefully and in its entirety. Credit Suisse’s opinion was provided to the Company’s Board of Directors for its information in connection with its evaluation of the $32.25 per Share cash consideration to be received by holders of Shares in the Offer and the Merger, relates only to the fairness, from a financial point of view, of such cash consideration, does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or as to how such stockholder should vote or act on any matter relating to the Offer or the Merger.

6. Terms of the Merger Agreement.  The Company’s Board of Directors believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company were favorable to the Company’s stockholders. In particular:

a. Cash Tender Offer.  The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

b. No Financing Condition.  Parent’s and Offeror’s obligations under the Offer are not subject to any financing condition, the representations of Parent in the Merger Agreement that it will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength.

c. No Solicitation.  The provisions in the Merger Agreement that provide for the ability of the Company’s Board of Directors to respond to unsolicited acquisition proposals, if, among other things, the Company’s Board of Directors determines in good faith that the acquisition proposal constitutes, or is reasonably likely to lead to, a Superior Offer (as defined in Section 5.02(a) of the Merger Agreement).

d. Change in Recommendation.  The Company’s Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withdraw or modify its approval or recommendation to the Company’s stockholders of the Merger Agreement, the Offer or the Merger under certain circumstances.

e. Fiduciary Termination Right.  The Company’s Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement upon an Adverse Recommendation Change (as defined in Section 5.02(b) of the Merger Agreement) in order to enter into a definitive agreement with respect to a Superior Offer, if certain conditions are satisfied, including, concurrent with such termination, the Company pays to Parent a $38 million termination fee.

f. Certainty of Closure.  The conditions to the Offer and the Merger are limited, thereby providing a reasonable level of closing certainty.

g. Appraisal Rights.  The fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required to approve the Merger.

7. Extension of Offer Period.  The provision in the Merger Agreement that, under certain circumstances, Parent is required to extend the Offer until December 28, 2007 or March 28, 2008 if certain conditions are not satisfied as of any expiration date.

The Company’s Board of Directors also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Offer, including the following:

1. Distraction.  The risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships.

2. Restrictive Covenants.  The potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent.

3. Inability to Participate in Future Growth.  The fact that the Company’s stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in value of the Company.

4. Failure to Close; Public Announcement.  The Company’s Board of Directors also considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

5. Tax Treatment.  The fact that the all-cash consideration in the transaction would be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered and given weight by the Company’s Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company’s Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company’s Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of the Company were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Intent to Tender.

To the Company’s knowledge, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned other than Shares subject to forfeiture and a right of repurchase. In connection with the execution of the Merger Agreement, the directors and executive officers of the Company entered into the Tender and Voting Agreement pursuant to which they agreed, among other things, to tender the Shares owned by them into the Offer. The summary of the Tender and Voting Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreement.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

The Company’s Board of Directors retained Credit Suisse to act as its exclusive financial advisor in connection with the Offer and the Merger. Credit Suisse was selected by the Company’s Board of Directors based on Credit Suisse’s qualifications, expertise and reputation. Credit Suisse is an internationally recognized investment banking and advisory firm. Credit Suisse, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse and its affiliates have in the past provided investment banking and other financial services to the Company and in the future may provide investment banking and other financial services to the Company and to Parent unrelated to the Offer or the Merger, for which services Credit Suisse has received and would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of its business, Credit Suisse and its affiliates may acquire, hold and sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other entities that may be involved in the Offer or the Merger and, accordingly, may at any time hold a long or a short position in such securities, as well as provide investment banking and other financial services to such companies.

Pursuant to an engagement letter, the Company has agreed to pay Credit Suisse a customary fee for its services, a significant portion of which is contingent upon the consummation of the Offer. Credit Suisse will also receive a fee for rendering its opinion. The Company also has agreed to reimburse Credit Suisse for its reasonable expenses incurred in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Credit Suisse and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6.	Interest In Securities Of The Subject Company.

Other than as set forth below, no transactions in the Common Stock have been effected during the past sixty days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

	Date of	Number
Identity of Person	Transaction	of Shares	Price per Share	Nature of Transaction

Paul A Brahe	5/23/2007	2,269	$0.01	Grant of Restricted Stock Award
	5/23/2007	6,127	$27.54	Grant of Stock Option
	6/8/2007	729	$18.85 (Exercise Price) $25.00 (Sale Price)	Same day option exercise and sale of common stock under a 10b5-1 Plan
	6/8/2007	4,901	$0.01 (Exercise Price) $25.00 (Sale Price)	Sale of Restricted Stock Awards under a 10b5-1 Plan
	6/13/2007	2,269	$0.01 (Exercise Price)	Acceptance of Grant of Restricted Stock Award
Chris A. Eyre	5/23/2007	2,269	$0.01	Grant of Restricted Stock Award
	5/23/2007	6,127	$27.54	Grant of Stock Option
	6/14/2007	2,269	$0.01 (Exercise Price)	Acceptance of Grant of Restricted Stock Award
Richard A Kashnow	5/23/2007	4,538	$0.01	Grant of Restricted Stock Award
	5/23/2007	12,254	$27.54	Grant of Stock Option
	6/14/2007	4,538	$0.01 (Exercise Price)	Acceptance of Grant of Restricted Stock Award
Kenneth R. Swimm	5/23/2007	2,269	$0.01	Grant of Restricted Stock Award
	5/23/2007	6,127	$27.54	Grant of Stock Option
	6/15/2007	2,269	$0.01 (Exercise Price)	Acceptance of Grant of Restricted Stock Award
David G. Takata	5/23/2007	2,269	$0.01	Grant of Restricted Stock Award
	5/23/2007	6,127	$27.54	Grant of Stock Option
	6/19/2007	2,269	$0.01 (Exercise Price)	Acceptance of Grant of Restricted Stock Award
Harry G. Van Wickle	5/23/2007	2,269	$0.01	Grant of Restricted Stock Award
	5/23/2007	6,127	$27.54	Grant of Stock Option
	6/13/2007	2,269	$0.01 (Exercise Price)	Acceptance of Grant of Restricted Stock Award
Dennis P. Wolf	5/23/2007	2,269	$0.01	Grant of Restricted Stock Award
	5/23/2007	6,127	$27.54	Grant of Stock Option
	6/18/2007	2,269	$0.01 (Exercise Price)	Acceptance of Grant of Restricted Stock Award
	6/29/2007	625	$10.30 (Exercise Price) $31.71 (Sale Price)	Same day option exercise and sale of common stock under a 10b5-1 Plan
	6/29/2007	4,901	$0.01 (Exercise Price) $31.71 (Sale Price)	Sale of Restricted Stock Awards under a 10b5-1 Plan
Michael Lee Workman	5/23/2007	2,269	$0.01	Grant of Restricted Stock Award
	5/23/2007	6,127	$27.54	Grant of Stock Option
	6/20/2007	2,269	$0.01 (Exercise Price)	Acceptance of Grant of Restricted Stock Award

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, and agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement.  The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent and Offeror, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company’s Board of Directors other than at a meeting of the Company’s stockholders.

Stockholder Approval.  The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions of the DGCL). According to the Company’s certificate of incorporation, the Shares are the only securities of the Company outstanding, which entitle the holders thereof to voting rights. If following the purchase of Shares by Offeror pursuant to the Offer, Offeror and its affiliates own more than a majority of the outstanding Shares, Offeror will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Parent or Offeror acquires at least 90% of the Shares, the parties would be obligated (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement) to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Parent and Offeror do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Offeror could seek to purchase additional Shares from the Company in order to reach the 90% threshold and effect a short-form merger; provided, that no applicable law, rule, regulation, order, injunction or other legal impediment shall make the purchase and issuance of such additional Shares illegal. The consideration paid per Share for any Shares acquired from the Company would be equal to that paid in the Offer.

Top-Up Option.  Pursuant to the terms of the Merger Agreement, the Company also granted to Offeror an irrevocable option (the “Top-Up Option”) at a price per Share equal to the Offer Price, exercisable at any time after the closing of the Offer and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of shares of Common Stock owned by Parent and Offeror at the time of such exercise, shall constitute one Share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Shares); provided, however, that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares. The exercise price for the Top-Up Option is to be paid by delivery of (i) cash equal to the aggregate par value of the Top-Up Shares and (ii) a promissory note with a principal amount equal to the remaining exercise price of the Top-Up Shares, bearing simple interest at 8.5% per annum, made by Offeror and due and payable upon the earlier of (x) the consummation of the Merger and (y) the date three hundred sixty-four days from the date of issuance of the promissory note.

Delaware Anti-Takeover Law.  Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company’s Board of Directors approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Offeror by virtue of such actions. In addition, the Company’s Board of Directors approved for purposes of Section 203 the Tender and Voting Agreement and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company will not be applicable to Parent and Offeror by virtue of such action.

Antitrust

United States.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent has filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. If within the fifteen calendar day waiting period following the filing by Parent of the Premerger Notification and Report Form either the FTC or the Antitrust Division request additional information or documentary material (a “Second Request”) from Parent or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Parent and Offeror with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent’s and Offeror’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company has filed its Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. The Company could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Offeror’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer. Further, in no event will Parent or Offeror be obligated to, and the Company and its subsidiaries will not agree with a governmental entity without the prior written consent of Parent, to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any material assets (whether tangible or intangible) or any material portion of any business of Parent, the Company or any of their respective subsidiaries.

China.  Pursuant to the Regulations on Foreign Investor Merging with or Acquiring Domestic Enterprises (“M&A Regulations”), where the applicable criteria are met, a notice of a cross-border merger transaction must be filed with both the Ministry of Commerce (“MOFCOM”) and the State Administration of Industry and Commerce (“SAIC”) for antitrust review. Pursuant to guidelines issued in 2006 by MOFCOM, a merger control submission is deemed to be approved if no hearing is convened and the party has not received further notification from MOFCOM within thirty working days of the date that the notice is filed. However, if any issues or objections are raised by MOFCOM or SAIC, the parties may be required to provide additional information and take additional actions to obtain the required approvals. No procedures or timetable is specifically provided in the M&A Regulations, therefore, the subsequent procedures are subject to the discretion of MOFCOM and SAIC.

Under the provisions of the M&A Regulations, the acquisition of Shares pursuant to the Offer may be consummated, provided that the acquisition is approved MOFCOM and SAIC. Parent has not yet filed the notice of a cross-border merger transaction pursuant to the M&A Regulations and the relevant documents but has informed the Company it intends to do so on July 11, 2007 or as promptly as possible thereafter. The approval by MOFCOM and SAIC or the expiration of any applicable waiting period is a condition of Offeror’s obligation to consummate the Offer.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be “fair” to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated July 11, 2007 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO filed with the SEC by State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation on July 11, 2007).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO filed with the SEC by State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation on July 11, 2007).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)	Email sent by Timothy D. Harris to Komag, Incorporated Employees (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed with the SEC on June 29, 2007).
(a)(5)	Press Release issued by Komag, Incorporated and Western Digital Corporation on June 28, 2007 (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed with the SEC on June 29, 2007).
(a)(6)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007 (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed with the SEC on July 2, 2007).
(e)(1)	Amended and Restated Bylaws of Komag, Incorporated (incorporated by reference to Exhibit 3.2 of the Company’s Form 10-Q filed on August 13, 2002).
(e)(2)	Amended and Restated Certificate of Incorporation of Komag, Incorporated (incorporated by reference to Exhibit 3.1 of the Company’s Form 10-Q filed on August 13, 2002), as amended by Certificate of Amendment of Amended and Restated Certificate of Incorporation of Komag, Incorporated (incorporated by reference to Exhibit 3.1 filed with the Company’s Form 10-Q filed on August 4, 2006).
(e)(3)	Agreement and Plan of Merger, dated June 28, 2007 by and among Western Digital Corporation, State M Corporation and Komag, Incorporated (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 29, 2007).
(e)(4)	Form of Indemnification Agreement between Komag, Incorporated and each of its directors and officers (incorporated by reference to Exhibit 10.2 filed with the Company’s Form S-1 filed on August 27, 2002).
(e)(5)	Executive Employment Agreement between Komag, Incorporated and Timothy D. Harris dated August 1, 2006 (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 10-Q filed on November 1, 2006).
(e)(6)	Form of Officer Employment Agreement (incorporated by reference to Exhibit 10.3 filed with the Company’s Form 10-Q filed on November 7, 2005).
(e)(7)*	Executive Employment Agreement between Komag, Incorporated and Timothy D. Harris effective as of August 1, 2007.
(e)(8)*	Form of Executive Employment Agreement.
(e)(9)*	Form of Amendment to Restricted Stock Purchase Agreements and Stock Option Agreements for directors.
(e)(10)	Amended and Restated 2002 Qualified Stock Option Plan (incorporated by reference to Appendix A of the Company’s Proxy Statement filed with the Company’s Schedule 14A on April 14, 2006).
(e)(11)	Komag, Incorporated 2002 Deferred Compensation Plan (incorporated by reference to Exhibit 10.4.2 filed with the Company’s Form S-1 on August 27, 2002).
(e)(12)*	Tender and Voting Agreement dated June 28, 2007 by and between Western Digital Corporation, State M Corporation and certain stockholders of Komag, Incorporated.
(e)(13)*	Confidentiality Agreement dated June 13, 2007 by and between Komag, Incorporated and Western Digital Corporation.

Exhibit
Number	Description

(e)(14) †	Volume Purchase Agreement dated June 6, 2005 between Komag, Incorporated, Komag USA (Malaysia) Sdn, and Western Digital Technologies, Inc. as amended by Amendment No. 1 thereto dated July 22, 2005 (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 10-Q filed on August 5, 2005).
(e)(15) †	Amendment No. 2 to Volume Purchase Agreement, dated November 29, 2005, and Amendment No. 3 to Volume Purchase Agreement, dated January 31, 2006, between Komag, Incorporated, Komag USA (Malaysia) Sdn., and Western Digital Technologies, Incorporated (incorporated by reference to Exhibit 10.1.1 filed with the Company’s Form 10-K filed on March 7, 2006).
(g)	Not Applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
Annex II	Opinion of Credit Suisse Securities (USA) LLC, dated June 28, 2007.

*	Filed herewith.

†	Confidential treatment has been requested with respect to portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOMAG, INCORPORATED

/s/  Timothy D. Harris
Timothy D. Harris
Chief Executive Officer

Dated: July 11, 2007

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated July 11, 2007 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO filed with the SEC by State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation on July 11, 2007).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO filed with the SEC by State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation on July 11, 2007).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)	Email sent by Timothy D. Harris to Komag, Incorporated Employees (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed with the SEC on June 29, 2007).
(a)(5)	Press Release issued by Komag, Incorporated and Western Digital Corporation on June 28, 2007 (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed with the SEC on June 29, 2007).
(a)(6)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007 (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed with the SEC on July 2, 2007).
(e)(1)	Amended and Restated Bylaws of Komag, Incorporated (incorporated by reference to Exhibit 3.2 of the Company’s Form 10-Q filed on August 13, 2002).
(e)(2)	Amended and Restated Certificate of Incorporation of Komag, Incorporated (incorporated by reference to Exhibit 3.1 of the Company’s Form 10-Q filed on August 13, 2002), as amended by Certificate of Amendment of Amended and Restated Certificate of Incorporation of Komag, Incorporated (incorporated by reference to Exhibit 3.1 filed with the Company’s Form 10-Q filed on August 4, 2006).
(e)(3)	Agreement and Plan of Merger, dated June 28, 2007 by and among Western Digital Corporation, State M Corporation and Komag, Incorporated (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 29, 2007).
(e)(4)	Form of Indemnification Agreement between Komag, Incorporated and each of its directors and officers (incorporated by reference to Exhibit 10.2 filed with the Company’s Form S-1 filed on August 27, 2002).
(e)(5)	Executive Employment Agreement between Komag, Incorporated and Timothy D. Harris dated August 1, 2006 (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 10-Q filed on November 1, 2006).
(e)(6)	Form of Officer Employment Agreement (incorporated by reference to Exhibit 10.3 filed with the Company’s Form 10-Q filed on November 7, 2005).
(e)(7)*	Executive Employment Agreement between Komag, Incorporated and Timothy D. Harris effective as of August 1, 2007.
(e)(8)*	Form of Executive Employment Agreement.
(e)(9)*	Form of Amendment to Restricted Stock Purchase Agreements and Stock Option Agreements for directors.
(e)(10)	Amended and Restated 2002 Qualified Stock Option Plan (incorporated by reference to Appendix A of the Company’s Proxy Statement filed with the Company’s Schedule 14A on April 14, 2006).
(e)(11)	Komag, Incorporated 2002 Deferred Compensation Plan (incorporated by reference to Exhibit 10.4.2 filed with the Company’s Form S-1 on August 27, 2002).
(e)(12)*	Tender and Voting Agreement dated June 28, 2007 by and between Western Digital Corporation, State M Corporation and certain stockholders of Komag, Incorporated.
(e)(13)*	Confidentiality Agreement dated June 13, 2007 by and between Komag, Incorporated and Western Digital Corporation.

Exhibit
Number	Description

(e)(14) †	Volume Purchase Agreement dated June 6, 2005 between Komag, Incorporated, Komag USA (Malaysia) Sdn, and Western Digital Technologies, Inc. as amended by Amendment No. 1 thereto dated July 22, 2005 (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 10-Q filed on August 5, 2005).
(e)(15) †	Amendment No. 2 to Volume Purchase Agreement, dated November 29, 2005, and Amendment No. 3 to Volume Purchase Agreement, dated January 31, 2006, between Komag, Incorporated, Komag USA (Malaysia) Sdn., and Western Digital Technologies, Incorporated (incorporated by reference to Exhibit 10.1.1 filed with the Company’s Form 10-K filed on March 7, 2006).
(g)	Not Applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
Annex II	Opinion of Credit Suisse Securities (USA) LLC, dated June 28, 2007.

*	Filed herewith.

†	Confidential treatment has been requested with respect to portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Annex I

Komag, Incorporated
1710 Automation Parkway
San Jose, California 95131

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being mailed on or about July 11, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.01 par value (the “Common Stock” or the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company” and all references to “our” in this Information Statement are to the Company). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Western Digital Corporation, a Delaware corporation (“Parent”), to the board of directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2007 (the “Merger Agreement”), by and among Parent, State M Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Offeror”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. THE COMPANY IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Pursuant to the Merger Agreement, on July 11, 2007, Offeror commenced a cash tender offer to purchase all outstanding Shares at a price of $32.25 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 11, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Parent with the Securities and Exchange Commission (the “SEC”) on July 11, 2007. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday August 7, 2007, unless extended. However, Offeror is required to extend the Offer from time to time in accordance with the terms of the Merger Agreement, as necessary, until all of the conditions to the Offer have been satisfied or waived.

Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Offeror will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which was filed by the Company with the SEC on July 11, 2007 and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Offeror and the Offeror Designees (as defined below) has been furnished to the Company by either Parent or Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

General

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of July 2, 2007, there were 30,362,294 Shares issued and outstanding.

Offeror Designees

The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer, Parent or Offeror will be entitled to designate, from time to time, such number of members of the Company Board (the “Offeror Designees”) as will give Offeror, subject to compliance with Section 14(f) of the Exchange Act, representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (a) the total number of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (b) the percentage that (i) the number of shares of Shares owned by Parent, Offeror or any other subsidiary of Parent (including shares of Company Common Stock accepted for payment and paid for pursuant to the Offer) bears to (ii) the number of shares of the Company Common Stock then outstanding; provided, however, that, in the event that Parent’s designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall have at least two directors who are directors on the date hereof who are “independent” within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers, Inc.; provided further, that if there is in office only one such independent director, the Company Board will take all reasonable action necessary to cause a person designated by the remaining independent director to fill such vacancy who shall be an independent director or, if no independent directors remain, the other directors shall designate two persons to fill the vacancies who shall be independent directors. The Company is to take all action requested by Parent necessary to effect any such election or appointment, including (A) increasing the size of the Company Board and (B) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act and Rule 4350(d)(2) of the National Association of Securities Dealers, Inc.). The Company is also to take all action necessary to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Company Board and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board, in each case to the fullest extent permitted by applicable law. The Company’s obligations to appoint Offeror Designees to the Company Board and committees of such Board of Directors shall be subject to Section 14(f) of Exchange Act and Rule 14f-1 promulgated thereunder. Following the election or appointment of the Offeror Designees pursuant to the foregoing, and prior to the Effective Time, the affirmative vote of a majority of the independent directors then in office shall be required for the Company to consent (a) to amend or terminate the Merger Agreement, (b) to waive any of the Company’s rights or remedies under the Merger Agreement, (c) to extend the time for the performance of any of the obligations or other acts of Parent or Offeror, or (d) to take any other action of the Company’s Board of Directors under or in connection with the Merger Agreement if such action would materially and adversely affect the holders of Shares (other than Parent or Offeror).

Parent has informed the Company that it will choose the Offeror Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as an Offeror Designee, the name, age of the individual as of July 2, 2007, present principal occupation and employment history during the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Parent. Parent has informed the Company that each such individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Offeror Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is in care of Western Digital Corporation, 20511 Lake Forest Drive, Lake Forest, California 92630.

		Present Principal Occupation or Employment;
Name of Offeror Designee	Age	Material Positions Held During the Past Five Years

John F. Coyne	57	Mr. Coyne has been a director of Parent since October 2006. He joined Parent in 1983 and has served in various executive capacities. From November 2002 until June 2005, Mr. Coyne served as Senior Vice President, Worldwide Operations, from June 2005 until September 2005, he served as Executive Vice President, Worldwide Operations and from November 2005 until June 2006, he served as Executive Vice President and Chief Operations Officer. Effective June 2006, he was named President and Chief Operating Officer. In January 2007, he became President and Chief Executive Officer, Mr. Coyne is also Chairman of the Board of Directors and President of the Offeror.
Henry T. DeNero	61	Mr. DeNero has been a director of Parent since June 2000. He was Chairman and Chief Executive Officer of Homespace, Inc., a provider of Internet real estate and home services, from January 1999 until it was acquired by LendingTree, Inc. in August 2000. From July 1995 to January 1999, he was Executive Vice President and Group Executive, Commercial Payments for First Data Corporation, a provider of information and transaction processing services. Prior to 1995, he was Vice Chairman and Chief Financial Officer of Dayton Hudson Corporation, a general merchandise retailer, and was previously a director of McKinsey & Company, a management consulting firm. He is also a director of THQ, Inc. and Vignette Corp.
Matthew E. Massengill	45	Mr. Massengill has been a director of Parent since January 2000. He joined Parent in 1985 and served in various executive capacities with Parent until 1 January 2007. From October 1999 until January 2000, he served as Chief Operating Officer, from January 2000 until January 2002, he served as President, and from January 2000 until October 2005, he served as Chief Executive Officer. Mr. Massengill served as Chairman of the Board of Directors from November 2001 until March 2007. He is also a director of ViewSonic Corporation and Microsemi Corporation.
Thomas E. Pardun	63	Mr. Pardun has been a director of Parent since 1993 and Chairman of the Board of Directors since April 2007. He previously served as Chairman of the Board of Directors from January 2000 until November 2001 and as Chairman of the Board and Chief Executive Officer of Edge2net, Inc., a provider of voice, data and video services, from November 2000 until September 2001. Mr. Pardun was President of MediaOne International Asia Pacific (previously U.S. West International, Asia-Pacific, a subsidiary of U.S. West, Inc.), an owner/operator of international properties in cable television, telephone services, and wireless communications companies, from May 1996 until his retirement in July 2000. Before joining U.S. West, Mr. Pardun was President of the Central Group for Sprint, as well as President of Sprint’s West Division and Senior Vice President of Business Development for United Telecom, a predecessor company to Sprint. Mr. Pardun also held a variety of management positions during a 19-year tenure with IBM, concluding as director of product-line evaluation. He is also a director of CalAmp Corporation and Occam Networks, Inc.

		Present Principal Occupation or Employment;
Name of Offeror Designee	Age	Material Positions Held During the Past Five Years

Arif Shakeel	52	Mr. Shakeel has been a director of Parent since September 2004. He joined Parent in 1985 and has served in various executive capacities. From February 2000 until April 2001, he served as Executive Vice President and General Manager of Hard Disk Drive Solutions, from April 2001 until January 2003, he served as Executive Vice President and Chief Operating Officer, and from January 2002 until June 2006, he served as President. He served as Chief Executive Officer from October 2005 until January 2007. He served as Special Advisor to the Chief Executive Officer from January 2007 until June 2007.

None of the Offeror Designees is a director of, or holds any position with, the Company. Parent has advised the Company that to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the Offeror Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to the best knowledge of Parent, none of the Offeror Designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that the Offeror Designees may assume office at any time following the purchase by Offeror of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than August 7, 2007, and that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Company Board.

Security Ownership of Certain Beneficial Owners and Management

The table below indicates the number of shares of the Company’s Common Stock beneficially owned as of July 2, 2007, by:

•	each person who is known by the Company to own beneficially more than 5% of the Company’s Common Stock;

•	each current executive officer of the Company named below in the Executive Compensation — Summary Compensation Table of this Information Statement;

•	each director of the Company; and

•	all current directors and executive officers of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table below possesses sole voting and investment power with respect to all shares of Common Stock shown held by such person. The number of shares of Common Stock outstanding used in calculating the percentage of each listed person below includes shares of Common Stock underlying options held by such person that are exercisable within sixty days of July 2, 2007, but excludes shares of Common Stock underlying options held by any other person. Percentage of beneficial ownership is based on 30,362,294 shares of Common Stock outstanding as of July 2, 2007. Unless otherwise indicated, the principal address of each of the Company’s executive officers and directors listed below is in care of Komag, Incorporated, 1710 Automation Parkway, San Jose, California 95131.

	Stock
	Beneficially	Percentage
Name and Address	Owned	Ownership

FMR Corp.(1) 82 Devonshire Street Boston, MA 02109	3,648,584	12.02%

	Stock
	Beneficially	Percentage
Name and Address	Owned	Ownership

Artisan Partners Limited Partnership(2) 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	3,215,900	10.59%
Federated Investors, Inc.(3) Federated Investors Tower Pittsburg, PA 15222-3779	2,625,755	8.65%
Putnam, LLC (d/b/a Putnam Investments)(4) One Post Office Square Boston, MA 02109	1,769,285	5.83%
J. & W. Seligman & Co. Incorporated(5) 100 Park Avenue New York, NY 10017	1,627,200	5.36%
Barclays Global Investors NA.(6) 45 Fremont Street San Francisco, CA 94105	1,579,046	5.20%
Timothy D. Harris(7)	142,576	*
Kathleen A. Bayless(8)	33,896	*
Ray L. Martin(9)	32,231	*
Peter S. Norris(10)	30,088	*
Tsutomu T. Yamashita(11)	43,899	*
Paul A. Brahe(12)	4,582	*
Chris A. Eyre(13)	10,108	*
Richard A. Kashnow(14)	33,007	*
Kenneth R. Swimm(15)	30,441	*
David G. Takata(16)	15,441	*
Harry G. Van Wickle(17)	13,441	*
Dennis P. Wolf(18)	4,894	*
Michael Lee Workman(19)	28,441	*
All current directors and executive officers as a group (13 persons)(20)	423,045	1.39%

*	Less than 1% of the Company’s Common Stock outstanding as of July 2, 2007.

(1)	As disclosed in the Schedule 13G/A filed by FMR Corp. on February 14, 2007, (i) FMR Corp. holds sole dispositive power over 3,648,584 shares of the Company’s Common Stock and sole voting power over 706,572 shares of the Company’s Common Stock and (ii) Edward C. Johnson 3d holds sole dispositive power over 3,648,584 shares of the Company’s Common Stock.

(2)	As disclosed in the Schedule 13G filed by Artisan Partners Limited Partnership on June 8, 2007, (i) Artisan Partners Limited Partnership holds shared dispositive power over 3,215,900 shares and shared voting power over 2,878,400 shares of the Company’s Common Stock, (ii) Artisan Investment Corporation holds shared dispositive power over 3,215,900 shares and shared voting power over 2,878,400 shares of the Company’s Common Stock, (iii) ZFIC, Inc. holds shared dispositive power over 3,215,900 shares and shared voting power over 2,878,400 shares of the Company’s Common Stock, (iv) Andrew A. Ziegler holds shared dispositive power over 3,215,900 shares and shared voting power over 2,878,400 shares of the Company’s Common Stock, (v) Carlene M. Ziegler holds shared dispositive power over 3,215,900 shares and shared voting power over 2,878,400 shares of the Company’s Common Stock, and (vi) Artisan Funds, Inc. holds shared dispositive power and shared voting power over 1,790,300 shares of the Company’s Common Stock.

(3)	As disclosed in the Schedule 13G/A filed by Federated Investors, Inc. on February 13, 2007, (i) Federated Investors, Inc. holds sole dispositive power and sole voting power over 2,625,755 shares of the Company’s

Common Stock, (ii) Voting Shares Irrevocable Trust holds sole dispositive power and sole voting power over 2,625,755 shares of the Company’s Common Stock, (iii) John F. Donahue holds sole dispositive power and sole voting power over 2,625,755 shares of the Company’s Common Stock, (iv) Rhodora J. Donahue holds sole dispositive power and sole voting power over 2,625,755 shares of the Company’s Common Stock, and (v) J. Christopher Donahue holds sole dispositive power and sole voting power over 2,625,755 shares of the Company’s Common Stock.

(4)	As disclosed in the Schedule 13G filed by Putnam, LLC on February 13, 2007, (i) Putnam, LLC (d/b/a Putnam Investments) holds shared dispositive power over 1,769,285 shares of the Company’s Common Stock and shared voting power over 151,149 shares of the Company’s Common Stock, (ii) Putnam Investment Management, LLC holds shared dispositive power over 1,101,636 shares of the Company’s Common Stock, and (iii) The Putnam Advisory Company, LLC holds shared dispositive power over 667,649 shares of the Company’s Common Stock and shared voting power over 151,149 shares of the Company’s Common Stock.

(5)	As disclosed in the Schedule 13G filed by J. & W. Seligman & Co. Incorporated on February 13, 2007, J. & W. Seligman & Co. Incorporated holds shared dispositive power and shared voting power over 1,627,200 shares of the Company’s Common Stock and William C. Morris holds shared dispositive power and shared voting power over 1,627,200 shares of the Company’s Common Stock.

(6)	As disclosed in the Schedule 13G filed by Barclays Global Investors, NA on January 23, 2007, (i) Barclays Global Investors, NA holds sole dispositive power over 696,699 shares of the Company’s Common Stock and sole voting power over 607,208 shares of the Company’s Common Stock, (ii) Barclays Global Fund Advisors holds sole dispositive power and sole voting power over 862,603 shares of the Company’s Common Stock, and (iii) Barclays Global Investors, Ltd. holds sole dispositive power and sole voting power over 19,744 shares of the Company’s Common Stock.

(7)	Includes 25,000 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(8)	Includes 2,646 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(9)	Includes 7,501 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(10)	Includes 2,085 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007. Does not include 12,500 vested shares of Common Stock issuable pursuant to the Company’s Deferred Compensation Plan, all of which are scheduled for release in November 2007; however, all of such shares may be withdrawn at any time with a 10% (1,250 share) forfeiture penalty.

(11)	Includes 782 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(12)	Includes 313 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(13)	Includes 938 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(14)	Includes 10,000 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(15)	Includes 19,271 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(16)	Includes 4,271 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(17)	Includes 4,271 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(18)	Includes 625 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(19)	Includes 19,271 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

(20)	Includes 96,974 shares of the Company’s Common Stock that may be acquired upon the exercise of stock options exercisable within sixty days of July 2, 2007.

Company Board

The Company Board is currently composed of nine directors. The Company Board is divided into three classes, with each director serving a three-year term and one class being elected at each year’s Annual Meeting of Stockholders.

Directors Timothy D. Harris, Richard A. Kashnow and Dennis P. Wolf are the Class III directors whose terms will expire at the Company’s 2008 Annual Meeting of Stockholders, directors Chris A. Eyre, David G. Takata and Harry G. Van Wickle are the Class I directors whose terms will expire at the Company’s 2009 Annual Meeting of Stockholders, and directors Paul A. Brahe, Kenneth R. Swimm and Michael Lee Workman are Class II Directors whose terms will expire at the Company’s 2010 Annual Meeting of Stockholders.

Certain information regarding the members of the Company Board as of July 2, 2007 is set forth below, including with respect to each director of the Company, the name and age of the director as of July 2, 2007, present position with the Company or principal occupation, and employment history during the past five years. As indicated above, some of the current directors may resign following the purchase of Shares by Offeror pursuant to the Offer. Each director is a U.S. citizen and there are no family relationships among any of the Company’s directors, officers or key employees.

Name of Director	Age	Position

Timothy D. Harris	52	Director, Chief Executive Officer
Richard A. Kashnow(2)(3)	65	Director, Chairman of the Board
Paul A. Brahe(1)	37	Director
Chris A. Eyre(2)	60	Director
Kenneth R. Swimm(2)(3)	72	Director
David G. Takata(3)	44	Director
Harry G. Van Wickle(1)	60	Director
Dennis P. Wolf(1)	54	Director
Michael Lee Workman(2)	50	Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nominating and Governance Committee

Mr. Timothy D. Harris was appointed as the Company’s Chief Executive Officer and a member of the Company Board in October 2006. From October 2005 to October 2006, Mr. Harris served as the Company’s Executive Vice President, Chief Operating Officer. Before joining the Company, he worked at iolon, Inc. where he served as Vice President of Operations from 2000 to 2004 and Chief Operating Officer from 2004 to 2005. From 1990 to 2000, Mr. Harris served in various management and executive positions at Seagate Technology, including Senior Vice President of Worldwide Technology Operations, and Vice President/Managing Director of Malaysian Head Operations. Before joining Seagate, Mr. Harris held manufacturing and management positions at Conner Peripherals, Domain Technology and Memorex. Mr. Harris holds a B.A. degree from the University of California, Santa Cruz, and an M.B.A. degree from Santa Clara University.

Dr. Richard A. Kashnow has served as a member and the Chairman of the Company Board since August 2004. From 1995 to 1999, Dr. Kashnow served as the Chairman, Chief Executive Officer and President of Raychem, a public technology company specializing in electronic components and engineered materials. In 1999, Raychem was acquired by Tyco International, where Dr. Kashnow established its venture capital unit, Tyco Ventures, and served as its President until 2003. Prior to Raychem, Dr. Kashnow held technical and executive positions with General Electric and with Manville Corporation. Dr. Kashnow also served as a Captain in the U.S. Army from 1968 to 1970. He currently serves on the boards of directors of two other public companies, which are ActivIdentity Inc., a digital identity assurance software company for which he also serves as the non-executive Chairman, and Ariba Inc., a spend management software and services company. Dr. Kashnow also serves on the board of directors of a private company, Pillar Data Systems, a networked data storage company.

Mr. Paul A. Brahe has served as a member of the Company Board since June 2002. Mr. Brahe has more than 20 years of experience in the technology and financial sectors. In 2001, Mr. Brahe founded Tiburon Research, a technology and institutionally based financial research organization, with which he is currently affiliated. He also is a founding partner of Newport Capital Asset Management Group, a domestic and off-shore hedge fund dealing with long-term investments in a variety of segments. From 2000 through 2001, and also from 1994 through 1998, Mr. Brahe was a partner with Apodaca-Johnston Investment Group, where he helped manage mutual funds as well as several hedge funds. From 1998 to 2000, Mr. Brahe was the Director of Research for Preferred Capital Markets, a full service institutional, retail and online brokerage firm. Mr. Brahe holds a B.A. degree from Stanford University.

Mr. Chris A. Eyre has served as a member of the Company Board since September 1983. Mr. Eyre served as Chairman of the Company Board from October 2000 to January 2002. Since March 2001, he has been the Managing Director of Legacy Venture, a venture capital fund devoted to amplifying the size and effectiveness of philanthropy. Mr. Eyre has been a private investor for many years and from 1976 to 1987 served as a founding general partner of Merrill, Pickard, Anderson & Eyre, a pioneering venture capital firm that emerged from Bank of America. He has served on the boards of directors of numerous public and private companies. He is also a board member of or advisor to several non-profit philanthropic organizations. Mr. Eyre holds a B.S. degree from Utah State University and an M.B.A. degree from Harvard Business School.

Mr. Kenneth R. Swimm has served as a member of the Company Board since June 2002. In 1997, Mr. Swimm retired after spending thirty-five years in the aerospace business, most recently as President of the Lockheed Martin Management and Data Systems Company. Mr. Swimm is a veteran in the business of national security and held key management positions with the U.S. Navy, the Norden Division of United Aircraft, and General Electric’s Space Division and their Strategic Systems Department. Mr. Swimm has served on the boards of directors for many organizations, including Wam!net, Multimax, the United Way, the Navy League, the Philadelphia Chamber of Commerce, AFCEA, the Security Affairs Support Association, the Philadelphia Museum of Art and the Philadelphia Opera Company. Mr. Swimm holds a B.A. degree in Liberal Arts and a B.S. degree in Electrical Engineering from Columbia College, and an M.S. degree in Electrical Engineering from the University of New Mexico.

Mr. David G. Takata has served as a member of the Company Board since June 2002. Mr. Takata is currently the President and Chief Executive Officer of Engage Capital, an independent investment firm. In addition, he is the President of MultiCultural Holdings, LLC, which is the holding company for the MultiCultural Media Expo. From 1999 through 2001, Mr. Takata served as a Senior Vice President in Equity Research, Technology Group of Gerard Klauer Mattison. From 1994 through 1999, Mr. Takata was Vice President of Equity Research, Technology of Gruntal & Company, a full service investment firm. Mr. Takata is an advisor to the California Hispanic Chamber of Commerce, and is a member of the board of directors of the non-profit Second Chance Fund. Mr. Takata holds a B.S. degree in Business Administration and Finance from California State University in Fresno.

Mr. Harry G. Van Wickle has served as a member of the Company Board since October 2000 when the Company merged with HMT. Mr. Van Wickle served as a member of HMT’s board of directors from May 1998 to October 2000. Mr. Van Wickle is a thirty-five year veteran in semiconductor and disk drive operations and general management. From 1974 to 1992, Mr. Van Wickle held management positions at Texas Instruments, Fairchild Semiconductor, AT&T and Micropolis Corporation. From 1992 to 2000, he served in various management positions with several companies, including as the Vice President in Operations of Dastek, a former subsidiary of the Company; the Vice President of Manufacturing at Cypress Semiconductor; the President of Alphatec Electronics Corporation and the Chief Executive Officer of Intarsia Corporation. Mr. Van Wickle also served on the board of directors of Vitria Technology, Inc., a software and consulting company. Mr. Van Wickle holds a B.A. degree from Hobart College.

Mr. Dennis P. Wolf has served as a member of the Company Board since August 2004. Since September 2005, Mr. Wolf has served as the Chief Financial Officer and Executive Vice President of MySQL, AB, a database developer. From April 2005 to August 2005, Mr. Wolf served as the Managing Director and Chief Financial Officer of Hercules Technology Growth Capital, a provider of debt and equity growth capital to technology and life sciences companies. From January 2003 to April 2005, Mr. Wolf served as an executive officer at Omnicell, Inc., a medical technology company, where he served as the Executive Vice President of Operations, Engineering, Finance and Administration and Chief Financial Officer. From 2001 to 2003, Mr. Wolf was the Chief Financial Officer and Senior Vice President of Redback Networks Inc., a networking company. From 1998 to 2001, he served as Executive Vice President as well as co-President at Credence Systems Corporation, a provider of equipment solutions for the semiconductor industry, where he managed finance, administration and operations. Mr. Wolf has previously held management positions at Sun Microsystems, Inc., a computer technology company, and Apple Computer, Inc., a computer technology company. Mr. Wolf also served on the board of directors of Vitria Technology, Inc., a software and consulting company, where he served as the chairman of the audit committee. Mr. Wolf holds a B.A. degree from the University of Colorado and an M.B.A. degree from the University of Denver.

Dr. Michael Lee Workman has served as a member of the Company Board since June 2002. Dr. Workman is currently the Chief Executive Officer and President of Pillar Data Systems, a networked data storage company he co-founded in 2001. In July of 2006, Dr. Workman was elected as the Chairman of the board of directors of Pillar Data. Dr. Kashnow, a member of the Company Board, is also a member of the board of directors of Pillar Data. Prior to joining Pillar Data, Dr. Workman was a Vice President of the Storage Systems Division of IBM, and a member of IBM’s senior management group. From 1993 to 1995, Dr. Workman served as Chief Technical Officer and Senior Vice President of Conner Peripherals. From 1978 to 1993, Dr. Workman held many positions, including Director of the San Jose Storage Development Laboratory. He has co-authored college textbooks on digital control and magnetic recording, numerous publications and holds fifteen patents. Dr. Workman holds a B.S. degree in Electrical Engineering from U.C. Berkeley, and a Ph.D. degree and an M.S. degree in Electrical Engineering from Stanford University.

Information Concerning the Company Board

The Company Board held nine meetings in 2006. Each director is expected to attend each meeting of the Company Board and those committees of the Company Board (the “Committees”) on which he serves. No director attended less than 75% of the meetings of the Company Board and Committees during 2006 held during the period for which such director was a director or member of a Committee. The Company Board has an audit committee, a compensation committee and a nominating and corporate governance committee. The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee each has a written charter that has been approved by the Company Board. Each of the Committee charters is posted on the Company’s website at http://www.komag.com/investors/board_committees.html.

The Audit Committee, Compensation Committee and Nominating and Governance Committee are described as follows:

		Number of
Name of Committees and Members	Functions of the Committees	Meetings in 2006

AUDIT Dennis P. Wolf(1), Paul A. Brahe, and Harry G. Van Wickle	• monitors and reviews corporate financial reporting and external audits; • provides the Company’s Board of Directors the results of its examinations and recommendations; • outlines to the Company’s Board of Directors improvements made, or to be made, in internal accounting controls; • appoints independent auditors; and • provides the Company’s Board of Directors with other information and materials necessary to make the Company’s Board of Directors aware of significant financial matters.	9
COMPENSATION Kenneth R. Swimm(2), Chris A. Eyre, Richard A. Kashnow, and Michael Lee Workman	• reviews and approves the compensation policies for employees, executive officers, directors and consultants; • administers the stock option plan; and • administers the employee stock purchase plan.	11
NOMINATING AND GOVERNANCE David G. Takata(3), Richard A. Kashnow, and Kenneth R. Swimm	• reviews, solicits and makes recommendations to the Company’s Board of Directors and stockholders with respect to candidates for election to the Company Board and works with the Company’s Board in evaluation of potential successors to executive management positions; • develops corporate governance principles; and • oversees the evaluation of the Company’s Board of Directors.	4

(1)	Chairman of the Audit Committee

(2)	Chairman of the Compensation Committee

(3)	Chairman of the Nominating and Governance Committee

Audit Committee Financial Expert

The Company Board has determined that Audit Committee member Dennis P. Wolf is an Audit Committee financial expert as defined by Item 401(h) of Regulation S-K of the Exchange Act and is independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Board Independence

Other than with respect to Timothy D. Harris, the Company’s Chief Executive Officer and a director, the Company Board has determined that each of the Company’s other current directors (other than in each director’s capacity as a member of the Company Board) does not have any material relationship with the Company (either directly as a partner, stockholder or officer of an organization that has a relationship with the Company) and is independent within the meaning of the Company’s director independence standards, which reflect the Nasdaq Stock Market, Inc. director independence standards, as currently in effect. Furthermore, the Company Board has determined that each of the members of the Committees of the Company Board has no material relationship with the Company (either directly as a partner, stockholder or officer of an organization that has a relationship with the Company) and is independent within the meaning of the Company’s director independence standards, which reflect the Nasdaq Stock Market, Inc. director independence standards.

Consideration of Director Nominees

Stockholder Nominees

The policy of the Nominating and Governance Committee is to consider properly submitted stockholder nominations for candidates for membership on the Company Board as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Company Board and to address the membership criteria set forth under “Director Qualifications.” Any stockholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee’s name, home and business contact information, detailed biographical data and information regarding any relationships between the candidate and the Company within the last three years, the nominee’s written consent to the nomination, and evidence of the nominating person’s ownership or beneficial ownership of the Company’s stock and amount of stock holdings. Stockholder nominations should be addressed to:

Corporate Secretary
Komag, Incorporated
1710 Automation Parkway
San Jose, California 95131

Director Qualifications

The guidelines of the Nominating and Governance Committee set forth the Company Board membership criteria that apply to Nominating and Governance Committee recommended nominees for a position on the Company Board. The Nominating and Governance Committee considers many factors, including, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The Nominating and Governance Committee evaluates such factors, among others, and does not assign any particular weighting or priority to any of these factors. The Nominating and Governance Committee considers each individual candidate in the context of the current perceived needs of the Company Board as a whole. While the Nominating and Governance Committee has not established specific minimum qualifications for director candidates, the Nominating and Governance Committee believes that candidates and nominees must reflect a Company Board that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Company Board effectiveness, and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Nominating and Governance Committee regularly assesses the appropriate size of the Company Board, and whether any vacancies on the Company Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Governance Committee through current Company Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee, and may be considered at any point during the year. As described above, the Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for the Company Board. Following verification of the stockholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Governance Committee at a regularly scheduled meeting, which is generally the first or second meeting prior to the issuance of the proxy statement for the Company’s annual meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee may also review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Company Board to meet the criteria set forth above in “Director Qualifications.”

Stockholder Communications with the Company Board

Stockholders of the Company may contact any of the Company’s directors by writing to them by mail or express mail in care of Komag, Incorporated, 1710 Automation Parkway, San Jose, California 95131. Any stockholder communications directed to the Company Board (other than concerns regarding questionable accounting or auditing matters directed to the Audit Committee) will first go to the Corporate Secretary, who will log the date of receipt of the communication as well as the identity of the correspondent in the Company’s stockholder communications log. The Corporate Secretary will forward all such original stockholder communications to the Company Board for review

Director Attendance at Annual Stockholders’ Meeting

The Company Board has a policy that members of the Company Board are strongly encouraged to attend the Company’s annual meeting of stockholders. At the last annual meeting of stockholders held on May 23, 2007, eight of the nine serving members of the Company Board attended.

Code of Ethics for Officers and Board of Directors

The Company has adopted a Code of Ethics for the Company’s directors and officers (including the Company’s principal executive officer, principal financial officer and controller), a copy of which is available on the Company’s website at www.komag.com/investors/code_ethics.html. The Company will post any amendments to, or waivers from, the Company’s Standards of Business Conduct at that location on the Company’s website.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is accountable for the approval of cash compensation programs that fairly compensate key executives and employees and that relate the pay levels of officers to the performance of the Company. The Compensation Committee is also responsible for all equity compensation grants to the Company’s executive officers.

None of the Company’s executive officers served on the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Company Board or the Compensation Committee.

Transactions with related persons, promoters and certain control persons.

Neither the Company nor any of its directors, nominees, officers or beneficial owners of more than five percent of the outstanding Common Stock, or any immediate family member of the foregoing, are, or during fiscal year 2006 at any time were, or are proposed to be, parties to, or have a direct or indirect material interest in, any relationships or transactions, or series of related transactions, described in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

The Company has policies and procedures for the review, approval or ratification of such types of related transactions which is outlined in its Code of Business Conduct and Ethics, a copy of which is posted on its website at http://www.komag.com/investors/conduct_ethics.html. While the material features of the policies and procedures will vary depending on the particular circumstances of a related transaction, the following is a general summary:

•	As a general rule, the Company discourages conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role.

•	If such a related party transaction is unavoidable, the nature of the related party transaction must be fully disclosed to the Company’s Chief Financial Officer.

•	If determined to be material to the Company by the Chief Financial Officer, the Company’s Audit Committee must review and approve in writing in advance such related party transactions.

•	The most significant related party transactions, particularly those involving the Company’s directors or executive officers, must be reviewed and approved in writing in advance by the Company Board.

•	The Company must report all such material related party transactions under applicable accounting rules, federal securities laws, the Securities and Exchange Commission rules and regulations, and securities market rules.

•	Any dealings with a related party must be conducted in such a way that no preferential treatment is given to such related party.

Non-Employee Director Compensation Arrangements for Fiscal 2006 and 2007

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Company Board. In setting director compensation, the Company considers the significant amount of time that the directors expend in fulfilling their duties to the Company as well as the skill-level required by the Company of members of the Company Board.

The following table describes the standard compensation arrangements with the Company’s non-employee directors for the 2006 and 2007 fiscal years.

Cash Fees	2006		2007

Quarterly Cash Fee	$6,000		$6,000
Attendance Fee Per Board Meeting (in person)(1)	$2,000		$2,000
Attendance Fee Per Board Meeting (telephonic)	$2,000		$1,000
Attendance Fee Per Committee Meeting(1)	$1,000		$1,000
Annual Cash Retainer for Chairman of the Board of Directors	$100,000		$100,000
Annual Cash Retainer for Chairman of the Audit Committee	$10,000		$10,000
Annual Cash Retainer for Chairman of the Compensation Committee	—		$7,500
Annual Cash Retainer for Chairman of the Nominating and Governance Committee	—		$5,000
Restricted Stock Grant Awards
Stock Grant to Directors (other than the Chairman of the Board)	2,901 shares	(2)	2,269	(3)
Stock Grant to Chairman of the Board	5,803 shares	(2)	4,538	(3)
Stock Option Awards
Stock Option Awards to Directors (other than the Chairman of the Board)	—		6,127	(4)
Stock Option Awards to Chairman of the Board	—		12,254	(4)

(1)	The Company also reimburses directors for reasonable travel and lodging expenses that they incur in connection with their attendance at the Company Board and Committee meetings and annual meetings of stockholders of the Company.

(2)	Shares granted on May 24, 2006, at an exercise price of $0.01 per share, all of which vested on May 24, 2007.

(3)	Shares granted on May 23, 2007, at an exercise price of $0.01 per share, all of which vest on May 23, 2008.

(4)	Shares granted on May 23, 2007, at an exercise price of $27.54 per share, all of which vest on May 23, 2008.

Director Summary Compensation Table For Fiscal Year Ended December 31, 2006

The following table sets forth the annual compensation paid or accrued by the Company to or on behalf of the directors of the Company (other than the Company’s current and former Chief Executive Officers, for whom compensation information is presented in the Summary Compensation Table) for the fiscal year ended December 31, 2006.

					Change in
	Fees				Pension
	Earned				Value and
	or			Non-Equity	Nonqualified
	Paid in	Stock	Option	Incentive Plan	Deferred	All Other
	Cash	Awards	Awards	Compensation	Compensation	Compensation
Name	($)(1)	($)(2)	($)(3)	($)	Earnings	($)		Total ($)

Richard A. Kashnow	$167,500	$233,482	$30,428	—	—	—		$431,410
Paul A. Brahe	$56,000	$123,601	$30,149	—	—	$6,500	(4)	$216,250
Chris A. Eyre	$50,500	$123,301	$30,149	—	—	—		$203,950
Kenneth R. Swimm	$56,500	$123,601	$30,149	—	—	$3,802	(4)	$214,052
David G. Takata	$50,000	$123,601	$30,149	—	—	—		$203,750
Harry G. Van Wickle	$53,500	$123,601	$30,149	—	—	—		$207,250
Dennis P. Wolf	$58,500	$123,601	$15,214	—	—	—		$197,315
Michael Lee Workman	$49,500	$123,601	$30,149	—	—	—		$203,250

(1)	Includes quarterly cash fees, retainer fees and fees paid for attendance at meetings of the Company Board and Committees on which a director serves.

(2)	The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in 2006 related to non-option equity awards to the Company’s directors, computed in accordance with Statement of Financial Accounting Standards No. 123R, without regard to forfeiture assumptions. Assumptions used in the calculation of these amounts are included in footnote 11 to the Company’s audited financial statements for the fiscal year ended December 31, 2006, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2007.

The information included in this column relates to the Company’s May 24, 2006 stock grants to the Company’s directors, pursuant to which Dr. Kashnow received a stock grant of 5,803 shares of restricted Common Stock, and each of the Company’s other non-employee directors received a stock grant of 2,901 shares of restricted Common Stock, in each case all of which vested on May 24, 2007, having a grant date fair value of $43.08 per share.

As of December 31, 2006, each director held the following aggregate number of outstanding shares of restricted Common Stock: Dr. Kashnow, 18,469 shares; Mr. Brahe, 6,901 shares; Mr. Eyre, 6,901 shares; Mr. Swimm, 8,901 shares; Mr. Takata, 8,901 shares; Mr. Van Wickle, 6,901 shares; Mr. Wolf, 6,901 shares; and Mr. Workman, 6,901 shares.

(3)	The amounts included in the “Option Awards” column represent the compensation cost recognized by the Company in 2006 related to stock option awards to the Company’s directors, computed in accordance with Statement of Financial Accounting Standards No. 123R, without regard to forfeiture assumptions. Assumptions used in the calculation of these amounts are included in footnote 11 to the Company’s audited financial statements for the fiscal year ended December 31, 2006, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2007. The Company did not grant any stock options to its non-employee directors in 2006. The amounts in this column reflect the expenses related to options granted in 2003, 2004 and 2005 recognized in the Company’s 2006 financial statements.

As of December 31, 2006, each director held the following aggregate number of outstanding options to purchase shares of the Company’s Common Stock: Dr. Kashnow, 15,000 options; Mr. Brahe, 1,771 options; Mr. Eyre, 1,667 options; Mr. Swimm, 20,000 options; Mr. Takata, 7,500 options; Mr. Van Wickle, 5,000 options; Mr. Wolf, 4,375 options; and Mr. Workman, 20,000 options.

(4)	Amount reflects amount paid by the Company for director education programs attended by the director.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Executive Officers of the Company

The following information sets forth the name, age, and other information regarding our executive officers as of December 31, 2006.

Timothy D. Harris	52	Chief Executive Officer
Kathleen A. Bayless	51	Senior Vice President, Chief Financial Officer, and Secretary
Ray L. Martin	64	Executive Vice President, Customer Sales and Service
Peter S. Norris	56	Executive Vice President, Strategic Business Development
Tsutomu T. Yamashita	52	Executive Vice President, Chief Technical Officer

Mr. Timothy D. Harris was appointed as the Company’s Chief Executive Officer and a member of the Company Board in October 2006. From October 2005 to October 2006, Mr. Harris served as the Company’s Executive Vice President, Chief Operating Officer. Before joining the Company, he worked at iolon, Inc. where he served as Vice President of Operations from 2000 to 2004 and Chief Operating Officer from 2004 to 2005. From 1990 to 2000, Mr. Harris served in various management and executive positions at Seagate Technology, including Senior Vice President of Worldwide Technology Operations, and Vice President/Managing Director of Malaysian Head Operations. Before joining Seagate, Mr. Harris held manufacturing and management positions at Conner Peripherals, Domain Technology and Memorex. Mr. Harris holds a B.A. degree from the University of California, Santa Cruz, and an M.B.A. degree from Santa Clara University.

Ms. Kathleen A. Bayless joined our company in 1994 as Corporate Controller, became a Vice President in 2000, our Chief Financial Officer in September 2002, and a Senior Vice President in 2005. Before joining us, Ms. Bayless worked for the public accounting firm of Ernst & Young, LLP. Ms. Bayless holds a B.S. degree in Accounting from California State University Fresno, and is a Certified Public Accountant.

Mr. Ray L. Martin joined our company in 1997 as Vice President, Product Assurance and Product Test, and became our Senior Vice President, Customer Sales and Service in 1998. In 2001, Mr. Martin became our Executive Vice President, Customer Sales and Service. From 1990 to 1997, he was Director of Process and Technology at Quantum Corporation. Prior to working at Quantum, Mr. Martin held a number of management and engineering positions at several leading disk drive manufacturers, including Western Digital, Seagate Technology, and IBM. Mr. Martin holds a B.S. degree in Mechanical Engineering from Kansas State University.

Mr. Peter S. Norris joined our company in October 2000, as Executive Vice President, Strategic Business Development, after the merger with HMT Technology Corporation (HMT). He joined HMT in 1995 as Vice President, Finance, Chief Financial Officer and Treasurer and became its Executive Vice President, Finance, Chief Financial Officer and Treasurer in 1999. From 1975 to 1995, Mr. Norris worked for General Instrument Corporation. Mr. Norris holds a B.A. degree in Economics from Upsala College.

Mr. Tsutomu T. Yamashita joined our company in 1984 as an engineer, and became Vice President, Research and Development in 1995. Mr. Yamashita then became Vice President, Process Development and became Senior Vice President in 2005. In 2006, Mr. Yamashita was promoted to Executive Vice President, Chief Technical Officer. Mr. Yamashita holds a B.S. degree in Chemistry and a M.S. degree in Materials Science from Stanford University.

Compensation Discussion and Analysis

General

This Compensation Discussion and Analysis covers the following subjects:

•	the Compensation Committee members and their duties;

•	the Company’s executive compensation philosophy;

•	the components of the Company’s executive compensation program;

•	the process that the Compensation Committee uses in establishing executive compensation levels; and

•	the Compensation Committee’s executive compensation decisions in fiscal year 2006 and the first quarter of fiscal 2007.

Compensation Committee Members

The Compensation Committee consists of directors Kenneth R. Swimm (Chairman), Chris A. Eyre, Richard A. Kashnow and Michael Lee Workman. Dr. Kashnow was Chairman of the Compensation Committee from January 1 through July 31, 2006. On August 1, 2006, Mr. Swimm assumed the position of Chairman of the Compensation Committee and remains as chairman. Each member of the Compensation Committee qualifies as an independent director under Nasdaq listing standards and the Company’s standards of board independence.

Compensation Committee Duties

The Compensation Committee operates pursuant to a written charter. The Compensation Committee charter can also be accessed at www.komag.com/investors/comp_cmte.html. The Compensation Committee is charged with reviewing and setting the total compensation of the Company’s executive officers. The Compensation Committee also has primary responsibility for administering the Company’s stock based compensation and incentive plans. The Compensation Committee has the overall responsibility for evaluating and implementing the executive officer compensation plans, policies and programs of the Company.

Compensation Committee Meetings

The Compensation Committee meets as often as is needed to discharge its duties. In 2006, the Compensation Committee held eleven meetings.

Each meeting is conducted by the Chairman. The Compensation Committee receives written materials in advance of each meeting, typically at least three business days prior to the meeting. The Compensation Committee receives input from the Company’s Senior Vice President of Human Resources as well as outside advisors which may include attorneys and compensation consultants to provide it with requested information. Depending on the agenda of a particular meeting, the material may include:

•	the Compensation Committee’s executive compensation decisions in fiscal year 2006 and the first quarter of fiscal 2007;

•	reports on the benchmark companies’ financial performance relative to the Company’s performance;

•	calculations and reports on achievement levels for individual executive and corporate performance objectives;

•	information on executive officers’ stock ownership; and

•	reports showing total executive officer compensation, including base salary, cash incentives, equity awards and benefits payable upon voluntary or involuntary termination, both before and after a change of control.

The Compensation Committee’s decisions are intended to promote the Company’s business objectives and strategy. Succession planning and management performance are considered at each meeting.

Management Participation

The Company’s Chief Executive Officer, Chief Financial Officer and Senior Vice President of Human Resources provide information to the Compensation Committee as requested. In 2006, the Company’s Chief Executive Officer attended four Compensation Committee meetings, the Company’s Chief Financial Officer attended two Compensation Committee meetings and the Company’s Senior Vice Present of Human Resources attended eight Compensation Committee meetings. Additionally, the Compensation Committee met in executive session seven times during 2006.

Management typically provides the Compensation Committee with:

•	performance evaluations for all executive officers, excluding the Chief Executive Officer;

•	recommended performance objectives for all executive officers, excluding the Chief Executive Officer;

•	cash and equity compensation recommendations for all executive officers, excluding the Chief Executive Officer;

•	benchmarking data for all executive officers; and

•	information regarding organizational changes that may affect any executive officer, excluding the Chief Executive Officer.

Additionally, the Company’s Chief Executive Officer participates in Compensation Committee meetings at the Compensation Committee’s request to provide current information regarding the Company’s financial performance and progress in achieving its strategic objectives.

Salary, bonus and equity recommendations are developed by the Company’s Chief Executive Officer for all direct reports with input from the Senior Vice President of Human Resources. These recommendations are presented to the Compensation Committee at which time the Compensation Committee reviews, requests additional data (internal and external comparisons), as desired, consults with the Chief Executive Officer and approves and/or amends the recommendations.

Compensation Committee Advisors

In 2006, Hewitt Associates (“Hewitt”), a compensation consulting firm, provided analysis, advice and information to the Compensation Committee, including competitive market data and recommendations related to Chief Executive Officer compensation. Hewitt has direct access to Compensation Committee members. Hewitt attends Compensation Committee meetings on request and may also meet with the Compensation Committee in person or by telephone in executive session without management present. The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and consideration other than the information and recommendations provided by Hewitt. Hewitt providers other consulting services to the Company. Hewitt personnel involved in matters within the purview of any Company Board Committee do not participate in any other services provided by Hewitt to the Company. The Company believes that the other services provided by Hewitt to the Company do not impair Hewitt’s ability to provide an objective perspective to the Compensation Committee’s deliberation regarding Chief Executive Officer and other executive officer compensation.

Hewitt also provides the Company 401(k) advisory services and also serves as the Company’s broker of record for the Company’s insured employee benefits plans (such as the Company’s group health plan).

Annual Evaluation

The Compensation Committee meets as required during the months of December and January to:

•	evaluate the performance of each executive officer;

•	determine their annual Target Incentive Plan (“TIP”) bonus payout for the most recently completed fiscal year;

•	set the TIP objectives for the new fiscal year;

•	set the new executive officer base salaries for the new fiscal year; and

•	review and approve any equity incentive compensation awards.

Performance Target and Objectives

In January of each year, the Compensation Committee establishes corporate financial objectives and approves individual objectives for each executive officer of the Company. With input from management and counsel from the full Company Board, the Compensation Committee sets strategic objectives and performance targets used to measure eligibility for incentive rewards. The Compensation Committee reviews the appropriateness of the financial measure and the degree of difficulty in achieving the performance target. Since 2002, the Compensation Committee has used annual operating income as the metric in the Company’s TIP plan.

Benchmarking

For compensation and performance comparison purposes, the Compensation Committee has identified eighteen companies against whom the Compensation Committee measures the features of compensation plans and the compensation levels provided to the Company’s executive officers. The Compensation Committee considers this benchmark information in establishing executive base salary, cash incentive targets and equity compensation awards.

The Compensation Committee uses two sets of publicly traded companies to provide benchmark data for its consideration. The first group of twelve companies is in the Company’s industry and specific market. The second group of six companies is in the Company’s industry sector but not necessarily in the Company’s market, information storage, but is in the technology industry. These comparator companies have similar annual revenue to the Company.

The Compensation Committee reviews the comparator companies in the first quarter of every year to ensure that each company continues to be relevant. The current comparator companies that the Company benchmarks itself against were selected by the Compensation Committee after reviewing the recommendations of the Company’s third party compensation consulting firm, Hewitt. Additionally, the addition and/or deletion of any company to the comparator group is done on the basis of recommendations by Hewitt and the Compensation Committee’s review and approval.

Industry	Revenue

Komag, Incorporated	Komag, Incorporated
Adaptec, Inc.	ADC Telecommunications Inc.
Extreme Networks, Inc.	Altera Corporation
Advanced Digital Information Corporation	Fairchild Semiconductor International, Inc.
Brocade Communications Systems, Inc.	International Rectifier Corporation
Electronics for Imaging, Inc.	ON Semiconductor Corporation
Hutchinson Technology Incorporated	Palm, Inc.
Trimble Navigation Ltd.
Quantum Corporation
Juniper Networks, Inc.
SanDisk Corporation
Western Digital Corporation
Seagate Technology

The Compensation Committee uses this benchmark information to assist it in evaluating the competitiveness of the Company’s pay practices relative to the Company’s corporate performance. This helps the Compensation Committee in setting executive compensation as required to attract and retain the executive talent that is required to run the company effectively. To remain consistent from year to year, the Company uses these two survey groups as part of the Company’s annual market place study. The specific companies included in each group may change based on their size, relevance or other pertinent factors. The Compensation Committee reviews the composition of the benchmark groups at least annually to ensure they are appropriate. The Compensation Committee, however, did not change the composition of the companies in these benchmark groups in 2006 and in the first quarter of 2007.

Compensation Philosophy

The Company’s executive compensation philosophy is to provide competitive total compensation opportunities that enable the Company to efficiently attract, retain and motivate the executive talent it requires. Compensation should provide incentives that foster an entrepreneurial and performance-oriented culture and further the Company’s integrated business strategy. Compensation of the Company’s senior executives is closely linked to the achievement of sustainable stockholder returns and provides long-term incentives for long-term value creation.

The Company’s executive compensation philosophy incorporates the following objectives:

•	closely link the Company’s strategic direction and employee behavior;

•	focus on clear employee objectives and measurable outcomes, placing an appropriate value on each; and

•	reward and retain individuals who meet or exceed their objectives and provide a means by which those whose performance is not satisfactory are motivated to improve their performance.

Pay for performance is a cornerstone of the Company’s compensation philosophy. The Company implements this by:

•	making a substantial portion of the Company’s executive compensation plan dependent upon the achievement of objectives, both corporate and individual;

•	prohibiting stock option repricing in the Company’s 2002 Qualified Stock Plan;

•	creating the opportunity for increased total compensation with increases in an executive’s position and responsibility with the Company;

•	making target total compensation higher for executives with greater responsibility and greater ability to influence the Company’s achievement of targeted results and strategic initiatives;

•	making a substantial portion of executive total compensation performance-based; and

•	making a significant portion of executive total compensation dependent on long-term stock appreciation.

The Compensation Committee believes that compensation should focus management on achieving excellent short-term performance in a manner that supports and ensures the Company’s long-term success. The Company’s annual TIP, in which each of the Company’s executive officers participates, creates incentives for achieving annual performance targets as established by the Company Board. While executive awards under the 2002 Qualified Stock Plan encourage the achievement of objectives over a three-year performance cycle, the Company believes that stock options and restricted stock align the interest of management with long-term stockholder value.

Executive Compensation Elements

•	Base Salary — Base salary is fixed annually and paid bi-weekly. For continuing executives, the Compensation Committee annually considers base salary adjustments, taking into account the market value of the position, executive performance, future potential and internal pay equity. Upon hiring an executive officer, the Compensation Committee sets base salary, in part, by the executive’s qualifications, experience and scope of responsibilities.

•	Incentive Pay — Incentive pay is variable and is only earned when the Company achieves specific pre-determined objectives measured over the Company’s fiscal year. The Company’s incentive plan for officers and certain employees is the TIP, which is reviewed annually by the Company Board. Specific TIP performance metrics are tied to the Company’s annual operating plan, and the Company must achieve a threshold target each year before any TIP payments are made.

Specific percentages that can be earned when the Company meets or exceeds the TIP performance metric are assigned to each executive position. However, each executive’s TIP payment can then be adjusted up or down, ranging from 0% to a maximum of 150%, based upon his/her individual performance against specific individual objectives that are generally intended to improve the Company’s performance. All TIP payments must be reviewed and approved by the Compensation Committee prior to payment.

For more details on the Company’s TIP Plan, please refer to the section below titled “Annual Target Incentive Plan (TIP)” beginning on page I-21 of this Information Statement.

Equity Compensation

The Compensation Committee grants equity awards to the Company’s executive officers through non-qualified stock options and restricted stock. The Compensation Committee believes that equity awards granted with the proper terms effectively align the interests of the Company’s management and stockholders.

Annually, the Compensation Committee considers granting equity awards depending on the executive’s position and performance. The number of shares subject to an award are determined by a target dollar amount that the Compensation Committee assigns to each executive and the closing share price on the grant date. For restricted stock awards and for stock options, on the grant date the closing share price is divided into the target value which then determines the number of shares to be awarded or granted. Restricted stock and stock option grants vest based on continued service over three years.

Compensation Decisions

In 2006 and through the first quarter of 2007, the Compensation Committee’s decisions were made in the context of outstanding operating results, including record levels of revenue, operating profit and net earnings and by outstanding individual performance by the Company’s executive officers.

In summary, the compensation decisions in fiscal 2006 and first quarter of 2007 for the Company’s executive officers were as follows:

•	The Compensation Committee increased base salaries by an average of 4% for 2006.

•	The Compensation Committee increased base salaries by an average 3.6% for 2007.

•	Each year the Compensation Committee reviews the Company’s operating income plan and sets the TIP target based upon achieving an aggressive operating income goal for the year. In 2005 and 2006, the TIP target increased year over year to encourage participants to achieve outstanding financial results consistent with the growth of the Company’s operating income goals each year.

•	The Compensation Committee modified its executive equity compensation program by changing from 100% restricted stock to equally weighted (by value) grants of restricted stock and stock options. Using stock options provides for a longer term incentive that rewards increased share price and provides a leveraging effect which helps to motivate the Company’s executive officers to achieve long-term growth. Providing a portion of the award in restricted stock allows the Company to use fewer shares to deliver similar value, resulting in less dilution. Both methods are tied to vesting over a three year period ensuring that the Company’s executive officers are focused on continuing to create stockholder value over time.

•	The Compensation Committee changed the calculation of the stock grant from a fixed number of shares to an annual target value approach. The target value approach allows the Company to accurately measure the total compensation that the executive will receive against companies in the Company’s benchmark surveys.

•	Performance based, variable pay represented 62% of the total cash compensation actually paid to the Company’s named executive officers for fiscal 2006.

The Company believes that these actions support its compensation philosophy of:

•	paying for performance;

•	promoting and aligning the interests of the Company’s long-term stockholders and the Company’s management; and

•	providing compensation that is reasonable and appropriate.

The Compensation Committee reviews and adjusts base salaries annually. In establishing the base salaries for the Company’s executive officers for the Company’s 2007 fiscal year, the Compensation Committee considered:

•	the executive officers’ experience and performance throughout 2006;

•	the ratio of variable pay to total compensation;

•	internal pay equity between executives; and

•	the base salary of similarly situated executives in the Company’s benchmarking peer groups.

Annual Target Incentive Plan (TIP)

The Company’s annual TIP provides the Company’s executive officers and certain employees an opportunity to earn an annual cash bonus for achieving specified performance-based objectives established prior to the fiscal year. In each of the last three years and for 2007, the Compensation Committee has established a performance objective based upon the Company achieving a specified level of annual operating income. Upon meeting this objective, the participants in the TIP program will be eligible to earn a specified percentage of their base salary. The target level for each named executive officer under the TIP program, upon achieving the Company’s annual operating income target, are as noted below.

The following table shows potential TIP payments for the Company’s 2007 fiscal year for each of the Company’s current named executive officers, reflected as a percentage of annual base salary based on Company performance:

					2007
					Payout at
				2007	Corporate
	2007	2007	2007 Payout	Payout at	and Individual
	Below	Payout at	at 100%	Corporate	Performance
Name	Threshold	Threshold	of Target	Maximum	Maximum

Timothy D. Harris	0%	42.5%	85.0%	212.5%	318.75%
Chief Executive Officer
Kathleen A. Bayless	0%	25.0%	50.0%	125.0%	187.5%
Executive Vice President,
Chief Financial Officer and Secretary
Ray L. Martin	0%	25.0%	50.0%	125.0%	187.5%
Executive Vice President,
Customer Sales and Service
Peter S. Norris	0%	25.0%	50.0%	125.0%	187.5%
Executive Vice President,
Strategic Business Development
Tsutomu T. Yamashita	0%	25.0%	50.0%	125.0%	187.5%
Executive Vice President,
Chief Technical Officer

The Company’s annual TIP plan is funded based upon the Company’s operating income performance. The use of this measure is intended to focus participants on generating profitability, both through maximizing revenues and controlling costs. The performance targets under the Company’s TIP plan are set at levels that the Compensation Committee believes may be achieved, but which will require strong performance from each plan participant in order to receive a bonus payout under the TIP plan.

To the extent that annual operating income is above the TIP plan’s threshold level and below the target level, TIP payments will be pro-rated. Similarly, to the extent annual operating income is above the plan’s target level and below the maximum (difficult to achieve) level, TIP payments will be pro-rated.

In addition, to meeting the operating income objective, each of the Company’s executive officers has to achieve certain individual goals to be paid a TIP payment (the “Individual Modifier”). Executive performance affects their Individual Modifier which gives the executive the opportunity to increase their bonus up to a maximum of 1.5 times the amount calculated based upon the Company’s financial performance. For example, the Company’s Chief Executive Officer could achieve a maximum TIP payment of 318.75% of pay in 2007 if (1) the Company achieves its maximum target in operating income, and (2) his Individual Modifier is determined to be 150% due to extraordinary achievement against his individual goals for the year. Conversely, the Company’s Chief Executive Officer could earn no TIP payment even if the Company achieves its financial targets if his Individual Modifier is determined to be 0%.

The individual goals which are assigned to each executive officer are generally to achieve specific goals intended to improve the Company’s performance.

Stock Grants

On February 15, 2006, the Compensation Committee granted the following restricted stock grants to the following current named executive officers:

	Number of	Value at $46.76
	Restricted	per
Name	Shares	Share ($)(1)

Timothy D. Harris	18,000	$841,680
Kathleen A. Bayless	15,000	$701,400
Ray L. Martin	15,000	$701,400
Peter S. Norris	12,000	$561,120
Tsutomu T. Yamashita	14,000	$654,640

(1)	Closing price on the grant date.

The Compensation Committee determined the number of shares granted to each executive officer after reviewing each executive’s contribution in 2005, their current holdings as a percentage of their current outstanding shares and the role each executive is expected to assume in succeeding years.

In connection with the retirement of T.H. Tan from his position as Chief Executive Officer on September 30, 2006 and the promotion of Timothy D. Harris from Chief Operating Officer to Chief Executive Officer effective October 1, 2006, the Compensation Committee granted Mr. Harris 50,000 restricted shares and 100,000 non-qualified stock options.

Additionally, in October 2006 the Company promoted Tsutomu Yamashita from Senior Vice President, Process Development to Executive Vice President and Chief Technology Officer and Edward Casey from Executive Director, New Technologies to Vice President and Chief Operating Officer. Because of the increased responsibilities attendant upon these promotions, the Compensation Committee increased Mr. Yamashita’s and Mr. Casey’s base pay, target percentage of their base pay under the TIP plan and granted them additional equity awards. The Compensation Committee granted each of Messrs. Yamashita and Casey 25,000 restricted shares.

The restricted shares granted to the named executive officers in 2006 cliff vest as to one-third of the covered shares on each of the first three anniversaries of the grant date. In approving these restricted stock grants, the Compensation Committee considered the position and level of responsibility of each executive officer, the number of shares currently held by each executive officer and the amount of shares granted in prior years and the performance of the executives. The sum of all shares granted to the Company’s named executive officers falls at or below the average granted to executive officers in the benchmark peer groups considered by the Compensation Committee, as surveyed by Hewitt.

Reasonableness of Compensation

In reviewing its 2006 executive compensation decisions relative to the Company and individual performance, the Compensation Committee believes that the compensation received by the Company’s executives is reasonable and not excessive.

In making this determination, the Compensation Committee considered the following:

•	management has consistently led the Company to record levels of performance over the last four years;

•	the stockholder return performance of the Company over the past four years has outpaced the performance of other companies in the disk drive industry and in the benchmarking peer groups;

•	variable performance based pay represents an average of 62% of the total cash compensation that the executives could earn in 2006; and

•	the total compensation levels for the executives are comparable with the 50th percentile of compensation levels at the companies in the benchmarking survey groups considered by the Compensation Committee.

Compensation Policies

Internal Pay Equity

The Compensation Committee believes that internal equity is an important factor to be considered in establishing compensation for the Company’s executives. The Compensation Committee has not established a policy regarding the ratio of total compensation of the Chief Executive Officer to that of the other executive officers or rank-and-file employees but the Compensation Committee did review compensation levels to ensure that the appropriate internal pay equity exists.

Financial Restatement

It is Company Board policy that the Compensation Committee will, to the extent permitted by law, have the role and absolute authority to make retroactive adjustments to any cash or equity based incentive compensation paid to the Company’s executive officers where the payment was predicated upon achieving certain financial results that were subsequently the subject of a restatement. Where applicable, the Company will seek to recover any amount determined to have been inappropriately received by the individual executive.

Timing of Stock Option Grants

The Company has granted all stock awards consistent with the following guidelines:

•	except for new hire and promotion grants for new executive officers, all awards of restricted stock grants and stock options are reviewed and approved during the second week of February of each year;

•	the grant date for all awards is made after the Company has released earnings for the fiscal year;

•	Company executives do not have any role in selecting the grant date;

•	the grant date of the stock awards is always the date upon which the Compensation Committee meets and approves the grants (or a specified later date if for any reason the grant is approved during a time when the Company is in possession of material, non-public information);

•	the exercise price is the closing price of the underlying common stock on the grant date;

•	a sub-committee of the Compensation Committee, as appointed by the Company Board and the Compensation Committee, approves all non-officers grants for new hires, promotion, and performance. These grants are recommended, reviewed and approved on the last business day of January, April, July and October; and

•	if required, the Compensation Committee will execute the business of the Compensation Committee through the use of a Unanimous Written Consent.

Compliance with Section 162(m) of the Internal Revenue Code

The philosophy of the Compensation Committee is to provide a comprehensive compensation package for each executive officer that is well suited to support accomplishment of the business strategies, objectives and initiatives of the Company. For incentive-based compensation, the Compensation Committee considers the desirability to qualify for deductibility by the Company under Section 162(m) of the Internal Revenue Code, as amended. Section 162(m) provides that non-performance-based compensation in excess of $1 million paid to certain executive officers is not deductible by the Company for tax purposes. To maintain flexibility in compensating executive officers in a manner designed to promote corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. As the Compensation Committee applies this compensation philosophy in determining appropriate executive compensation levels and other compensation factors, the Compensation Committee reaches its decisions with a view towards the Company’s overall financial performance. In this regard, for fiscal 2006, approximately $63,873 paid or earned by Mr. Harris, the Company’s Chief Executive Officer, was not deductible for federal income tax purposes.

Executive Compensation Tables and Related Information

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the Company’s named executive officers for the fiscal year ended December 31, 2006, and includes the Company’s Chief Executive Officer, the Company’s Chief Financial Officer, and the Company’s three other most highly compensated executive officers during 2006, and two of the Company’s former executive officers (including the Company’s former Chief Executive Officer).

								Change in
								Pension
								Value and
						Non-Equity		Non-Qualified
						Incentive		Deferred
				Stock	Option	Plan		Compensation	All Other
				Awards	Awards	Compensation		Earnings	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	($)(1)	($)(2)	($)(3)		($)	($)(4)		Total ($)

Timothy D. Harris(5)	2006	$434,002	—	$1,157,034	$185,992	$413,322		—	$7,500		$2,197,850
Chief Executive Officer
Kathleen A. Bayless	2006	$311,069	—	$286,824	$44,791	$194,742		—	$7,500		$844,926
Senior Vice President,
Chief Financial Officer and Secretary
Ray L. Martin	2006	$354,952	—	$290,270	$70,885	$252,744		—	$10,631	(6)	$979,482
Executive Vice President,
Customer Sales and Service
Peter S. Norris	2006	$199,135	—	$218,462	$44,791	$147,409		—	$7,500		$617,297
Executive Vice President, Strategic Business Development
Tsutomu T. Yamashita	2006	$314,442	—	$325,503	$44,791	$207,607		—	$7,500		$899,843
Executive Vice President,
Chief Technical Officer
Thian Hoo Tan(7)	2006	$481,050	—	$4,517,730	$745,978	$787,431	(8)	—	$46,559	(9)	$6,578,748
Former Chief Executive Officer
Michael A. Russak(10)	2006	$326,813	—	$573,914	$129,181	$155,820	(11)	—	$416,889	(12)	$1,602,617
Former Executive Vice President and Chief Technical Officer

(1)	The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in 2006 related to non-option equity awards to the Company’s executive officers, computed in accordance with Statement of Financial Accounting Standards No. 123R, without regard to forfeiture assumptions. Assumptions used in the calculation of these amounts are included in footnote 11 to the Company’s audited financial statements for the fiscal year ended December 31, 2006, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2007.

(2)	The amounts included in the “Option Awards” column represent the compensation cost recognized by the Company in 2006 related to stock option awards to the Company’s executive officers, computed in accordance with Statement of Financial Accounting Standards No. 123R, without regard to forfeiture assumptions. Assumptions used in the calculation of these amounts are included in footnote 11 to the Company’s audited financial statements for the fiscal year ended December 31, 2006, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2007.

(3)	The amounts listed under the “Non-Equity Incentive Plan Compensation” column represent cash amounts earned by or paid to such executive officers under the Company’s TIP, which plan is discussed in further detail above under the section titled “Executive Compensation Elements” beginning on page I-19 of this Information Statement.

(4)	Includes the matching contributions made by the Company on behalf of each named executive officer to the Company’s Section 401(k) Savings Plan.

(5)	Mr. Harris was appointed to serve as the Company’s President and Chief Executive Officer and as a member of the Company Board effective as of October 1, 2006. From October 2005 to October 2006, Mr. Harris served as the Company’s Chief Operating Officer.

(6)	Includes a car allowance in the amount of $3,131.

(7)	Mr. Tan, the Company’s former Chief Executive Officer and a former member of the Company Board, retired from his position as an executive officer and resigned from his position as a director of the Company effective as of September 30, 2006, and thereafter served as a consultant to the Company until January 2, 2007. The Company filed a Current Report on Form 8-K with the Securities and Exchange Commission on February 15, 2006 disclosing Mr. Tan’s retirement terms.

(8)	Includes $590,074 paid to Mr. Tan under the TIP plan in connection with his retirement from his position as an executive officer of the Company, which equaled the amount that Mr. Tan would have been eligible to earn under the TIP plan had he remained employed as the Chief Executive Officer of the Company through December 31, 2006.

(9)	In connection with Mr. Tan’s service as a consultant to the Company following his retirement, Mr. Tan earned $30,000 in consulting fees. Mr. Tan also received retirement gifts from the Company having a value of $9,059.

(10)	Dr. Russak, the Company’s former Chief Technology Officer, retired from his position as an executive officer of the Company effective as of October 3, 2006, and thereafter served as a consultant to the Company until December 31, 2006. The Company filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 28, 2006 disclosing Dr. Russak’s retirement terms.

(11)	Includes $70,650 paid to Dr. Russak under the TIP plan in connection with his retirement from his position as an executive officer of the Company.

(12)	In connection with Dr. Russak’s retirement, the Company paid Dr. Russak a cash payment amount of $401,700, which was paid in installments between January 2, 2007 and March 15, 2007. In addition, Dr. Russak earned $4,000 in consulting fees following his retirement. Dr. Russak also received a retirement gift from the Company having a value of $3,689.

Grants of Plan-Based Awards
For Fiscal Year Ended December 31, 2006

										All Other			Grant
		Estimated Future						All Other		Option			Date
		Payouts Under			Estimated Future			Stock		Awards:		Exercise	Fair
		Non-Equity			Payouts Under			Awards:		Number of		or Base	Value of
		Incentive			Equity Incentive			Number of		Securities		Price of	Stock
		Plan Awards(1)			Plan Awards			Shares of		Underlying		Option	and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or		Options		Awards	Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	Units (#)		(#)		($/Sh)	Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)(2)		(j)		(k)	(l)(3)

Timothy D. Harris	08/03/2006	—	—	—	—	—	—	—		100,000	(4)	$38.65	$1,810,320
	08/03/2006	—	—	—				50,000		—		$0.01	$1,932,000
	02/15/2006	—	—	—				18,000		—		$0.01	$841,500
	N/A	$223,125	$446,250	$1,673,438				—		—		—	—
Kathleen A. Bayless	02/15/2006	—	—	—	—	—	—	15,000		—		$0.01	$701,250
	N/A	$62,328	$124,656	$467,460				—				—	—
Ray L. Martin	02/15/2006	—	—	—	—	—	—	15,000		—		$0.01	$701,250
	N/A	$88,837	$177,675	$666,281				—				—	—
Peter S. Norris	02/15/2006	—	—	—	—	—	—	12,000		—		$0.01	$561,000
	N/A	$49,875	$99,750	$374,063				—				—	—
Tsutomu T. Yamashita	10/03/2006	—	—	—	—	—	—	25,000		—		$0.01	$812,500
	02/15/2006	—	—	—				14,000				$0.01	$654,500
	N/A	$87,500	$175,000	$656,250				—				—	—
Thian Hoo Tan	02/15/2006	—	—	—	—	—	—	35,000	(5)	—		$0.01	$1,636,250
	N/A	$218,800	$437,600	$1,641,000				—				—	—
Michael A. Russak	02/15/2006	—	—	—	—	—	—	16,000	(6)	—		$0.01	$748,000
	N/A	$100,425	$200,850	$753,188				—				—	—

(1)	The amounts shown in column (c) reflect the minimum payment level under the Company’s Target Incentive Plan (TIP) based on the Company achieving a minimum level of annual operating income, which payment amount is 50% of the target amount shown in column (d). The amount shown in column (e) reflects the maximum amount that the executive officer may earn under the TIP plan for the year, after giving effect to the potential Individual Modifier that gives the executive officer the opportunity to increase their TIP payment by 1.5 times due to strong individual performance.

(2)	The amounts shown in column (i) reflect the number of shares of Common Stock granted to each named executive officer under the Company’s Amended and Restated 2002 Qualified Stock Plan, as amended. Other than with respect to Messrs. Tan and Russak, the shares reflected in this column vest on the anniversary of the date of grant thereof at a rate of one-third annually. The shares are subject to the terms of each executive officer’s employment agreement with the Company, the terms of which are discussed further below under the section titled “Potential Payments upon Termination or Change of Control” beginning on page I-28 of this Information Statement.

(3)	Represents the full grant date fair value of the restricted stock or option awards (without regard to vesting restrictions) granted during fiscal 2006, computed in accordance with FAS 123R. Assumptions used in the calculation of these amounts are included in footnote 11 to the Company’s audited financial statements for the fiscal year ended December 31, 2006, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2007.

(4)	The options vest at a rate of 25% on the first anniversary of the date of grant thereof, then monthly thereafter, over a total four-year period. The options are subject to the terms of Mr. Harris’ employment agreement with the Company, the terms of which are discussed further below under the section titled “Potential Payments upon Termination or Change of Control” beginning on page I-28 of this Information Statement.

(5)	In connection with the terms of Mr. Tan’s retirement from his position as an executive officer the Company, the shares became fully vested on January 2, 2007.

(6)	In connection with the terms of Dr. Russak’s retirement from his position as an executive officer of the Company, Dr. Russak received 12 months of accelerated stock vesting, resulting in the vesting of 10,001 shares.

Outstanding Equity Awards
At 2006 Fiscal Year End (December 31, 2006)

						Stock Awards
										Equity
										Incentive
									Equity	Plan Awards:
									Incentive	Market
	Option Awards(1)								Plan Awards:	or Payout
			Equity Incentive						Number of	Value of
			Plan Awards:					Market	Unearned	Unearned
			Number					Value of	Shares,	Shares,
	Number of	Number of	of Securities			Number of		Shares or	Units or	Units or
	Securities	Securities	Underlying			Shares or		Units of	Other Rights	Other
	Underlying	Underlying	Unexercised	Option		Units of		Stock That	That	Rights That
	Unexercised	Unexercised	Unearned	Exercise	Option	Stock That		Have Not	Have Not	Have
	Options (#)	Options (#)	Options	Price	Expiration	Have Not		Vested	Vested	Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	Vested (#)		($)	(#)	($)
(a)	(b)	(c)(2)	(d)	(e)	(f)	(g)(3)		(h)	(i)	(j)

Timothy D. Harris	—	100,000	—	$38.65	08/03/2016	108,000		$4,091,040	—	—
Kathleen A. Bayless	3,667	—	—	$6.48	03/07/2013	23,000		$871,240	—	—
	2,062	—	—	$13.16	07/25/2013
	3,557	1,953	—	$18.85	03/15/2014
Ray L. Martin	2,771	—	—	$6.48	03/07/2013	23,333		$883,854	—	—
	1,396	—	—	$13.16	07/25/2013
	4,792	3,125	—	$18.85	03/15/2014
Peter S. Norris	2,996	1,953	—	$18.85	03/15/2014	29,833		$1,130,074	—	—
Tsutomu T. Yamashita	667	—	—	$6.48	03/07/2013	45,666		$1,729,828	—	—
	375	—	—	$13.16	07/25/2013
	2,474	1,953	—	$18.85	03/15/2014
Thian Hoo Tan	15,000	—	—	$18.85	03/15/2014	56,998	(4)	$2,159,084	—	—
Michael A. Russak	5,938	—	—	$18.85	03/15/2014	—		—	—	—

(1)	All stock option information reflected in this table relates to nonqualified stock options. The Company has not granted any incentive stock options.

(2)	All outstanding stock options reflected in this column vest at a rate of 25% on the first anniversary of the date of grant thereof, then monthly thereafter, over a total four-year period. The options are subject to the terms of each executive officer’s employment agreement with the Company, the terms of which are discussed further below under the section titled “Potential Payments upon Termination or Change of Control” beginning on page I-28 of this Information Statement.

(3)	Other than with respect to Mr. Tan, the shares reflected in this column vest on the anniversary of the date of grant thereof at a rate of one-third annually. The shares are subject to the terms of each executive officer’s employment agreement with the Company, the terms of which are discussed further below under the section titled “Potential Payments upon Termination or Change of Control” beginning on page I-28 of this Information Statement.

(4)	In connection with the terms of Mr. Tan’s retirement from his position as an executive officer of the Company, the shares became fully vested on January 2, 2007.

Option Exercises and Stock Vested
For Fiscal Year Ended December 31, 2006

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized on	Acquired on	Value Realized on
Name	Exercise (#)	Exercise ($)(1)	Vesting (#)	Vesting ($)(2)
(a)	(b)	(c)	(d)	(e)

Timothy D. Harris	—	—	20,000	$650,200
Kathleen A. Bayless	4,646	$181,573	4,000	$187,040
Ray L. Martin	26,041	$848,839	4,167	$194,849
Peter S. Norris	8,344	$280,686	2,667	$124,709
Tsutomu T. Yamashita	6,754	$180,704	3,334	$155,898
Thian Hoo Tan	120,500	$3,569,652	68,002	$3,179,774
Michael A. Russak	24,350	$722,450	14,668	$476,857

(1)	Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2)	Amounts reflect the market value of the stock on the day the stock vested.

Pension Benefits

During the Company’s 2006 fiscal year, none of the Company’s named executive officers received any pension benefits from the Company.

Nonqualified Deferred Compensation

During the Company’s 2006 fiscal year, none of the Company’s named executive officers received any nonqualified deferred compensation from the Company.

Potential Payments Upon Termination or Change of Control

Currently Effective Employment Agreements with Current Executive Officers

The Company is a party to employment agreements with each of its current executive officers. These agreements, entered into between 2005 and 2006, generally provide for base salary compensation, a twelve month term of employment after the effective date of such agreements, benefits and certain other severance benefits described below, with the exception of Timothy D. Harris, the Company’s Chief Executive Officer, whose agreement provides for a twenty-four month term of employment. The agreements also include a clause prohibiting, for a period of twelve months following termination of employment of the executive officer, the inducement or encouragement of any employee or customer of the Company to terminate his or her employment with the Company or its customer relationship to the Company.

Compensation Upon Involuntary Termination.  The employment agreements provide that, if an executive officer’s employment terminates other than voluntarily or for cause prior to a change of control or more than six months after a change of control of the Company (“Non COC Involuntary Termination”), and the executive officer signs and does not revoke a standard release of claims with the Company, the chief executive officer will receive a severance amount equal to twenty-four months of base salary and the other executive officers will receive a severance amount equal to twelve months of base salary (as applicable, the “Severance Payments”). Such Severance Payments are to be paid over the applicable twenty-four or twelve month period following termination (the “Severance Period”).

Also, any outstanding and unvested non-qualified stock options and any restricted stock previously granted to the executive will immediately vest and/or become exercisable as to the number of shares that would have vested had the executive remained employed by the Company through the end of the Severance Period.

In addition, the executive will be entitled to continue his or her benefits under the Company’s employee benefit plans, including life, disability and health insurance, during the applicable Severance Period.

Compensation Upon Change of Control.  In addition, the employment agreements provide that the same Severance Payments referred to in the preceding paragraphs (plus any expected incentive plan payments to be made during the year in which termination occurs, such as under the Company’s Target Incentive Plan) are to be made if any such executive officer is terminated without cause within six months of a change of control (“COC Termination”). The total severance amount is to be paid in a single lump sum within thirty days of termination. Following a change of control, an executive officer shall be considered terminated without cause if the executive officer is not provided with an offer of comparable employment with the Company or successor entity following the change of control with comparable duties, position and responsibilities in effect immediately prior to the change of control.

Also, on the date of termination, all stock options and restricted stock awards previously granted to the executive will become immediately and fully vested and/or exercisable by executive.

In addition, the executive will be entitled to continue his or her benefits under the Company’s employee benefit plans, including life, disability and health insurance, during the applicable Severance Period.

New Employment Agreements Effective as of August 1, 2007

The Company has entered into new executive employment agreements with each of its executive officers to be effective as of August 1, 2007. These agreements will supersede and replace any prior severance or retention plans, employment agreements and offer letters that the executive officers may have entered into with the Company, including the currently existing and effective employment agreements described above. These agreements will continue to generally provide for base salary compensation, a twelve month term of employment after the effective date of such agreements, benefits and certain other severance benefits described below, with the exception of Timothy D. Harris, the Company’s Chief Executive Officer, whose agreement provides for a twenty-four month term of employment. These new agreements also include a clause prohibiting, for a period of twelve months following termination of employment of the executive officer, the inducement or encouragement of any employee or customer of the Company to terminate his or her employment with the Company or customer relationship to the Company.

Compensation Upon Involuntary Termination.  These new employment agreements will continue to provide that, in the event of a Non COC Involuntary Termination, and the executive officer signs and does not revoke a standard release of claims with the Company, the chief executive officer and the other executive officers will receive the applicable Severance Payments as described in the currently effective employment agreements. Under the new employment agreements, such Severance Payments are to be paid no later than March 15th of the year following the year in which the applicable executive officer’s termination of employment occurs (the “Final Severance Date”), through monthly Severance Payments made in the same installments and subject to the same deductions as the applicable executive officer’s base salary in effect at the time of termination, until the payroll immediately preceding the Final Severance Date, then through a final lump sum payment of the remaining severance amount no later than one day prior to the Final Severance Date.

Compensation Upon Change of Control.  These new employment agreements also continue to provide that, in the event of a COC Termination, and the executive officer signs and does not revoke a standard release of claims with the Company, the chief executive officer and the other executive officers will receive the applicable Severance Payments as described in the currently effective employment agreements.

The new employment agreements will also continue to provide that any outstanding and unvested non-qualified stock options and any restricted stock previously granted to the executive will immediately vest and/or become exercisable as to the number of shares that would have vested had the executive remained employed by the Company through the end of the applicable Severance Period. In addition, the executive will continue to be entitled to his or her benefits under the Company’s employee benefit plans, including life, disability and health insurance, during the applicable Severance Period.

Table Reflecting Potential Payments

Based on the foregoing discussion, the following table shows the potential estimated payments upon termination or a change of control of the Company with respect to the Company’s named executive officers, assuming an employment termination date of December 31, 2006. The actual amounts to be paid out upon any such event can only be determined at the time of such executive’s separation from the Company.

		Target	Value of
		Incentive	Accelerated	Value of	Value of
		Plan (TIP)	Stock	Accelerated	Medical,
		Payment	Options	Restricted Shares	Dental and	Total
	Severance	(at 100%	Upon	Upon Vesting	Vision	Termination
Name	Payment(1)	of Plan)	Vesting ($)(2)	($)(3)	Benefits	Benefits

Timothy D. Harris
Non COC Involuntary Termination(5)	$1,050,000	—	—	$3,232,452	$27,932	$5,310,647	(4)
COC Termination(6)	$1,050,000	$446,250	—	$4,091,040	$27,932	$6,615,485	(4)
Kathleen A. Bayless
Non COC Involuntary Termination(5)	$311,640	—	$29,725	$340,920	$13,966	$696,251
COC Termination(6)	$311,640	$124,656	$233,806	$871,240	$13,966	$1,555,308
Ray L. Martin
Non COC Involuntary Termination(5)	$355,350	—	$47,575	$347,246	$9,582	$759,753
COC Termination(6)	$355,350	$177,675	$212,710	$883,854	$9,582	$1,639,171
Peter S. Norris
Non COC Involuntary Termination(5)	$199,500	—	$29,725	$252,546	$4,514	$486,285
COC Termination(6)	$199,500	$99,750	$57,014	$1,130,074	$4,514	$1,490,852
Tsutomu T. Yamashita
Non COC Involuntary Termination(5)	$350,000	—	$29,725	$618,732	$13,966	$1,012,423
COC Termination(6)	$350,000	$175,000	$77,294	$1,729,828	$13,966	$2,346,088
Thian Hoo Tan
2006 Retirement(7)	—	$590,074	$285,450	$2,158,514	$19,165	$3,053,203
Michael A. Russak
2006 Retirement(8)	$401,700	$70,650	$89,863	$378,738	$9,582	$950,533

(1)	Reflects that the Chief Executive Officer will receive a severance amount equal to twenty-four months of base salary and the other executive officers will receive a severance amount equal to twelve months of base salary.

(2)	Assumes vesting date of December 31, 2006, based on the closing market value of the Company’s Common Stock on December 29, 2006. Amounts reflect the difference between the exercise price of the option and the market price at the time of vesting.

(3)	Assumes vesting date of December 31, 2006, based on the closing market value of the Company’s Common Stock on December 29, 2006. Amounts reflect the market value of the stock at the time of vesting.

(4)	Includes an estimated payment of $1,000,263 to pay estimated taxes related to “parachute payments” within the meaning of Section 280G of the Internal Revenue Code.

(5)	Severance amounts are to be paid over the applicable twenty-four or twelve month period following termination.

(6)	Severance amounts are to be paid in a single lump sum within thirty days of termination.

(7)	Mr. Tan, the Company’s former Chief Executive Officer and a former member of the Company Board, retired from his position as an executive officer and resigned from his position as a director of the Company effective as of September 30, 2006, and thereafter served as a consultant to the Company until January 2, 2007. The Company filed a Current Report on Form 8-K with the Securities and Exchange Commission on February 15, 2006 disclosing Mr. Tan’s retirement terms, reflected herein.

(8)	Dr. Russak, the Company’s former Chief Technology Officer, retired from his position as an executive officer of the Company effective as of October 3, 2006, and thereafter served as a consultant to the Company until December 31, 2006. The Company filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 28, 2006 disclosing Dr. Russak’s retirement terms, reflected herein.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers, directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports with the Securities and Exchange Commission regarding ownership of, and transactions in, the Company’s securities. Such officers, directors and 10% stockholders are also required by the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on the Company’s review of such forms furnished to the Company and written representations from certain reporting persons, the Company believes that all filing requirements applicable to the Company’s executive officers, directors and more than 10% stockholders were complied with during fiscal year 2006.

REPORT OF THE AUDIT COMMITTEE OF OUR BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, or SEC, this Audit Committee report shall not be deemed “filed” with the SEC or “soliciting material” under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Audit Committee of our Board of Directors serves as the representative of our Board of Directors for the general oversight of our financial accounting and reporting process, system of internal control, audit process, process for monitoring compliance with laws and regulations, and hiring, firing and compensation of our independent public accounting firm. Our management has primary responsibility for preparing our financial statements and our financial reporting process. Our independent accountants for our fiscal year 2006, KPMG LLP, are responsible for expressing an opinion on the conformity of our fiscal year 2006 financial statements with accounting principles generally accepted in the United States of America. Further, KPMG LLP was responsible for the audit of management’s assessment that the Company maintained effective control over financial reporting and that effective control over financial reporting was maintained as of December 31, 2006. In this context, the Audit Committee reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with our management, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In connection with this review and discussion, the Audit Committee asked a number of follow-up questions of management and our independent accountants to help give the Audit Committee comfort in connection with its review.

2. The Audit Committee has discussed with the independent accountants the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standard, AU 380), as modified or supplemented.

3. The Audit Committee has received the written disclosures and the letter from our independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as modified or supplemented, and has discussed with our independent accountants their independence.

4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to our Board of Directors, and our Board of Directors approved, that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Such Form 10-K was filed with the Securities and Exchange Commission on February 22, 2007.

Our Board of Directors has adopted a written charter for the Audit Committee, a copy of which is posted on our website at www.komag.com/investors/audit_cmte.html. Each of the members of the Audit Committee is independent as defined under the current applicable stock exchange listing standards.

Audit Committee

Dennis P. Wolf (Chairman)
Paul A. Brahe
Harry G. Van Wickle

COMPENSATION COMMITTEE REPORT

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this Compensation Committee report shall not be deemed “filed” with the SEC or “soliciting material” under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based upon such review, the related discussions, and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement to be delivered to stockholders.

Compensation Committee

Kenneth R. Swimm (Chairman)
Chris A. Eyre
Richard A. Kashnow
Michael Lee Workman

Annex II

June 28, 2007

Board of Directors
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (“Company Common Stock”), of Komag, Incorporated (the “Company”) of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of June 28, 2007 (the “Merger Agreement”), by and among Western Digital Corporation (the “Acquiror”), State M Corporation, a wholly owned subsidiary of the Acquiror (the “Purchaser”) and the Company. The Merger Agreement provides for among other things, (i) the commencement by the Purchaser of a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock at a purchase price of $32.25 per share in cash (the “Consideration”) and (ii) the subsequent merger (the “Merger” and, together with the Offer, the “Transaction”) of the Purchaser with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each share of Company Common Stock not owned by the Acquiror or the Purchaser will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to the Company. We also have reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company, and have met with the management of the Company to discuss the business and prospects of the Company. We also have considered certain financial and stock market data of the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have used for purposes of our analysis, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management and the Board of Directors of the Company as to the future financial performance of the Company. We also have assumed, with your consent, that in the course of obtaining any necessary regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company or the Transaction, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

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